



Swire Pacific

INTERIM REPORT 2003



































Swire Group

INFORMATION FOR INVESTORS

Registered Office

Swire Pacific Limited
35th Floor, Two Pacific Place
88 Queensway
Hong Kong

Registrars

Computershare Hong Kong Investor Services Limited
19th Floor, Hopewell Centre
183 Queen's Road East, Hong Kong

Website : http://www.computershare.com.hk

Depositary

The Bank of New York
ADR Division
101 Barclay Street
22nd Floor
New York, NY10286
USA

Website : www.adrbny.com
E-mail : ADR@bankofny.com

(Toll free) : 1-888-BNY-ADRS (1-888-269-2377)
Fax : (212) 571-3050

Stock Codes	'A'	'B'
Hong Kong Stock Exchange	19	87
ADR	SWRAY	SWRBY

Except for voting rights, which are equal, the entitlement of 'A' and 'B' shareholders are in the proportion 5 to 1.

Investor Relations

E-mail : corporateaffairs@swirepacific.com

Public Affairs

E-mail : publicaffairs@swirepacific.com
Tel : (852) 2840-8098
Fax : (852) 2526-9365
Website : http://www.swirepacific.com

Principal Bankers

The Hongkong and Shanghai Banking Corporation Limited

This interim report is printed on recycled paper   Design: Format Limited www.format.com.hk

Contents

	Note	Six months ended 30th June		Year ended 31st December
		2003 HK$M	2002 HK$M (restated)	2002 HK$M (restated)
Turnover		**7,240**	7,406	15,215
Operating profit		**1,960**	2,311	4,345
Profit attributable to shareholders		**1,187**	2,716	5,360
Net cash inflow before financing		**2,306**	3,827	5,140
Shareholders' funds and minority interests		**73,312**	78,031	73,896
Consolidated net borrowings		**13,505**	14,188	14,188
		HK¢	HK¢	HK¢
Earnings per share:	*1*			
'A' shares		**77.5**	175.0	346.4
'B' shares		**15.5**	35.0	69.3
		HK¢	HK¢	HK¢
Dividends per share:				
'A' shares		**32.0**	40.0	130.0
'B' shares		**6.4**	8.0	26.0
		HK$	HK$	HK$
Shareholders' funds per share:				
'A' shares		**44.71**	47.24	45.03
'B' shares		**8.94**	9.45	9.01
Gearing ratio – percentage	*2*	**18**	18	19
Interest cover – times	*3*	**8.83**	7.83	7.94
Cash interest cover – times	*4*	**4.88**	5.26	5.03
Dividend cover – times	*5*	**2.42**	4.39	2.69

Notes:

1. *Earnings per share have been calculated by dividing the profit attributable to shareholders by the weighted average number of shares in issue during the period.*
2. *Gearing represents the ratio of net borrowings to shareholders' funds and minority interests.*
3. *Interest cover is calculated by dividing operating profit by net finance charges.*
4. *Cash interest cover is calculated by dividing operating profit by net finance charges and capitalised interest.*
5. *Dividend cover is calculated by dividing profit attributable to shareholders by total dividends paid and proposed for the period.*

Consolidated Results

The profit attributable to shareholders for the first half of 2003 was HK$1,187 million, a 56% decline compared to the first half of 2002.

Your directors have today declared interim dividends of HK¢32.0 (2002: HK¢40.0) per 'A' share and HK¢6.4 (2002: HK¢8.0) per 'B' share, payable on 2nd October 2003 to shareholders registered at the close of business on 19th September 2003. The share registers will be closed from 15th September to 19th September 2003, both dates inclusive.

Impact of the SARS outbreak on results

The group made a good start to the year, with the Iraq War having only a modest impact on its aviation businesses. In the second half of March, however, accelerating international concern over the spread of SARS and related counter-measures led to sharp falls in passenger numbers, resulting in substantial financial losses in the group's aviation businesses. Cathay Pacific issued a profit warning on 11th April and both Cathay Pacific and Dragonair made substantial cuts to flight schedules, parked aircraft and implemented wide-ranging cost reduction measures. Since the containment of the SARS outbreak and lifting of related travel restrictions in late May, passenger traffic has recovered relatively quickly, although the prevalence of discounting and special promotional offers has undermined yields.

The group's non-aviation divisions were less affected by the SARS outbreak, although the hotel interests and those businesses with direct exposure to local retail sentiment, namely Swire Coca-Cola Hong Kong and Swire Resources, did experience marked declines in profitability in April and May.

Operating results

The Property Division continues to be affected by the weak office rental market with both occupancies and rents well down on the prior period. However, retail sales, helped by the post SARS pick-up in regional tourism, are recovering well and the retail portfolio remains fully let. Residential property sales in Hong Kong were generally weak throughout the period, although sales in the mass market have begun to revive. The results also reflect the smaller number of Albany units sold in comparison with the prior year. Sales of properties in the United States were steady.

The Aviation Division reported an attributable loss of HK$486 million (2002 first half profit of HK$779 million). The losses reflect the sharp falls in passenger traffic during the SARS outbreak and continuing depressed yields. Cargo traffic remained strong.

The Beverages, Marine Services and Trading & Industrial Divisions produced a combined profit attributable to Swire Pacific of HK$504 million, slightly above the 2002 half year total of HK$497 million. Profit growth at Modern Terminals, Shekou Container Terminals and Swire Coca-Cola operations in Mainland China offset reduced operating profits at Taikoo Motors and Swire Coca-Cola's operations in Hong Kong and Taiwan.

Finance

The group's financial position remains strong, with gearing at 18%, and committed but undrawn facilities of HK$4,109 million at 30th June 2003. Interest cover was 8.83 for the half year. An additional committed facility of HK$2,300 million was arranged in July.

Taikoo Shing

On the 7th July 2003, the Court of Final Appeal refused Swire Properties leave to appeal on a point of law in respect of the Taikoo Shing arbitration award. The amount of HK$4,500 million that the group provided in prior years remains the directors' best estimate of the group's cash exposure. However the amount and accounting treatment of the premium payable and any interest have not yet been determined.

Prospects

Demand for Hong Kong office space remains weak and, with additional new supply coming into the market, both rental levels and occupancies are likely to remain under pressure. Although the retail portfolio remains fully let, overall net rental income is expected to show a modest decline from that of 2002. The prospects for residential sales show some improvement with early signs of price stability returning to the market on the back of more robust and consistent demand.

Airline interests are continuing to benefit from the recovery in demand for passenger travel, albeit at unsatisfactory yields, and should return to profitability in the second half of the year.

Prospects for the other divisions remain good.

Overall, the group's results for the second half of 2003 are expected to be substantially better than those for the first half, given the post-SARS recovery now underway. However, it is expected that the full year results will be very much lower than those for the prior year.

James Hughes-Hallett
Chairman
Hong Kong, 7th August 2003

Property Division

	Six months ended 30th June		Year ended 31st December
	2003 HK$M	2002 HK$M	2002 HK$M
Turnover			
Gross rental income derived from			
Offices	**997**	1,090	2,155
Retail	**1,035**	1,077	2,170
Residential	**125**	148	285
Other income	**36**	40	83
Property investment	**2,193**	2,355	4,693
Property trading	**350**	129	565
Sale of investment properties	**119**	410	555
Total turnover	**2,662**	2,894	5,813
Operating profit derived from			
Property investment	**1,576**	1,723	3,338
Property trading	**103**	11	125
Sale of investment properties	**90**	315	409
Total operating profit	**1,769**	2,049	3,872
Share of profits before taxation			
Jointly controlled and associated companies			
Normal operations	**17**	90	112
Non-recurring items	**–**	–	(398)
	17	90	(286)
Attributable profit	**1,361**	1,625	2,606

Operating Highlights
Investment Property Portfolio – Gross Floor Area (thousand square feet)

Location	Total	Office	Techno-centres	Retail	Residential
Pacific Place	2,887	1,559	–	711	617
TaiKoo Place	4,327	2,516	1,811	–	–
Cityplaza	2,751	1,646	–	1,105	–
Festival Walk	1,214	232	–	982	–
Others	934	183	–	574	177
Total completed	**12,113**	**6,136**	**1,811**	**3,372**	**794**
Under and pending development	3,261	3,240	–	4	17
Total	**15,374**	**9,376**	**1,811**	**3,376**	**811**

Hong Kong investment property: Gross rental income for the half-year to 30th June 2003 amounted to HK$2,157 million, compared with HK$2,315 million for the corresponding period in 2002. Demand for office space, already weak, was further undermined during the period by external factors, whilst at the same time there is a considerable amount of surplus supply in the market. As a result, rental reversions in the office portfolio have been negative and occupancy levels have fallen. Business sentiment should improve with a recovery in the global economic environment, but the excess capacity in the office market will take time to absorb.

After a strong start to the year, retail sales throughout Hong Kong fell sharply in April and May as the number of tourist arrivals slumped and local residents cut back on discretionary spending as a result of the SARS outbreak. Domestic demand has largely recovered, which has been reflected in a rebound in sales at Cityplaza and Festival Walk. In April and May certain key retail partners were granted rental concessions on a case-by-case basis, but the impact on gross rental income during the period was not particularly significant.

In the first half of 2003 construction has been completed on two properties:

- Cambridge House, an office tower providing approximately 271,000 square feet of office space at TaiKoo Place.
- 3 Coombe Road, a development for sale of four luxury houses.

Construction is well advanced on Three Pacific Place, which will offer 630,000 square feet of office space on completion in mid-2004.

Demolition work has started on the former site of the Aik San and Melbourne Industrial Buildings in Quarry Bay. This site has been given the working name of 16 Westlands Road. Building plans have been approved for the construction of an office building of approximately 1,550,000 square feet.

Hong Kong property trading: The residential market has continued to be extremely difficult in the first half of 2003, although buyer sentiment improved in June. Occupation permits were received for Phase 3 of Ocean Shores in May and July: 1,364 units remain unsold at this development. 497 units were sold at Seaview Crescent and Tung Chung Crescent in the first half of the year, and 434 remain unsold. There are 112 unsold units at Les Saisons.

The Orchards residential complex at Quarry Bay, comprising 442 residential units in two towers, has been completed and will be launched shortly.

Sale of investment properties: A further 5 units at The Albany were sold in the first half of 2003. 43 units remain unsold.

Hotels: The sharp drop in inbound visitors in the second quarter had a dramatic impact on occupancy at the JW Marriott, Conrad Hong Kong and Island Shangri-La hotels at Pacific Place. The recovery has started but will take some time.

USA: Sales of units at Swire Properties' developments in Miami have continued to be steady. At Courts Brickell Key, which was completed in late 2002, 42 units remain unsold. Construction at Jade Residences, where 25 units are unsold, is on schedule for completion in late 2004.

Taikoo Shing arbitration: The Hong Kong SAR Government Lands Department's claim for payment of land premium and interest in relation to the Cityplaza Four, Cityplaza Three and Cityplaza One office towers, as well as the Horizon Gardens residential scheme at Taikoo Shing, was upheld in an arbitration award announced in January 2001. The Court of Final Appeal has recently refused to grant Swire Properties leave to appeal on a point of law against an element of the arbitration award. A number of issues flow from this decision which will be discussed with Government in accordance with the agreed arbitration procedure. The amount of HK$4,500 million which was accrued in the Swire Pacific group accounts as at 31st December 2000 remains our best estimate of the group's cash exposure. However, the quantum of the Government's entitlement to premium and any interest, and the allocation of the cash payment between revaluation reserve, retained earnings and current year profit and loss have not yet been determined.

Aviation Division

	Six months ended 30th June		Year ended 31st December
	2003 HK$M	2002 HK$M	2002 HK$M
Share of (losses)/profits before taxation			
Associated companies			
Cathay Pacific Group*	**(500)**	618	1,805
Hong Kong Aircraft Engineering Group	**106**	126	242
Hong Kong Dragon Airlines	**(47)**	36	107
Hong Kong Air Cargo Terminals	**119**	102	229
	(322)	882	2,383
Attributable (loss)/profit	**(486)**	779	2,115

* *These figures do not include Cathay Pacific Airways' share of profit from Hong Kong Aircraft Engineering group, Hong Kong Dragon Airlines and Hong Kong Air Cargo Terminals, which have been included in the attributable figures for those companies.*

Operating Highlights

Cathay Pacific Airways		Six months ended 30th June		**Change**
		2003	*2002*	
Revenue passenger kilometres ("RPK")	*Million*	**17,273**	23,072	**-25.1%**
Passengers carried	*'000*	**4,019**	5,932	**-32.3%**
Passenger load factor	*%*	**64.4**	78.1	**-13.7% pts**
Passenger yield	*HK cents*	**42.8**	45.4	**-5.7%**
Cargo carried	*'000 tonnes*	**406**	386	**+5.2%**
Cargo and mail load factor	*%*	**69.2**	70.2	**-1.0% pt**
Cargo and mail yield	*HK$*	**1.72**	1.83	**-6.0%**
Cost per available tonne kilometre ("ATK")	*HK$*	**2.09**	2.26	**-7.5%**
Cost per ATK without fuel	*HK$*	**1.70**	1.90	**-10.5%**
Aircraft utilisation	*Hours per day*	**11.1**	11.8	**-5.9%**
On-time performance	*%*	**91.7**	90.7	**+1.0% pt**

Cathay Pacific Airways Limited: During the first half of 2003, Cathay Pacific was confronted by the greatest commercial challenge in the company's history. The outbreak in mid March of SARS in Hong Kong had a severe impact on the airline's revenues. Passenger numbers fell dramatically to below one fifth of their normal level and the company issued its first ever profit warning on 11th April. For the first six months of the year Cathay Pacific group recorded a loss of HK$1,241 million, compared to a profit of HK$1,412 million recorded in the first half of 2002.

For the first half of 2003, passenger revenue shrank by 29.5% and passenger numbers fell by 32.3% compared to the same period last year. The passenger load factor dropped to 64.4% despite a 9.2% reduction in seat capacity. Passenger yield fell 5.7% to HK¢42.8.

Demand for cargo services remained strong, particularly to the key markets in Europe and North America. Cargo revenues were up 11.4% on the same period last year. Cargo yield fell 6.0% to HK$1.72.

Following the SARS outbreak, the airline responded quickly both to contain costs and conserve cash reserves by reducing passenger schedules. At the height of the crisis, Cathay Pacific cancelled 45% of its passenger flights and parked 22 aircraft. Shareholders and staff both provided support to the company by agreeing to reduce the 2002 final dividend and to accept unpaid leave respectively.

By mid-2003 Cathay Pacific had 80 aircraft in its fleet, including 69 passenger aircraft and 11 freighters. Six more aircraft, three B777-300s and three A330-300s, are due for delivery in late 2003 and early 2004. One B747-200 freighter, which had been parked since late 2001, was reintroduced into service.

Following the lifting of the World Health Organisation's travel advisory and Hong Kong's subsequent removal from the list of SARS infected areas, Cathay Pacific quickly began restoring services, and is currently operating 90% of the original passenger schedule with plans to return to a full schedule by September.

Cathay Pacific has also launched a range of special promotions and initiatives aimed at recovering lost business. The airline co-founded the "We Love Hong Kong" campaign aimed at restoring consumer confidence in Hong Kong and supported the Operation UNITE – with a promotion that offered packages of discounted fares to more than 40 cities worldwide.

In April, Hong Kong's Air Transport Licensing Authority granted Cathay Pacific licences to operate services to Beijing, Shanghai and Xiamen. In order to commence services, the airline is now seeking regulatory approval from the Hong Kong and Mainland China authorities, in line with established procedures. Services to Beijing are expected to commence within 2003.

AHK Air Hong Kong (AHK): SARS had little effect on the air freight business and the company reported a satisfactory interim profit against a loss reported in the same period last year.

Capacity, as a result of the return of two aircraft to Cathay Pacific in July 2002, fell by 84.6%. Load factor decreased to 55.8% whilst the yield increased significantly as the company shifted its focus to regional cargo business. AHK commenced a four times weekly service to Bangkok in March using a wet-leased B727-200 freighter.

AHK ordered six new A300-600 freighters for delivery in 2004 and early 2005 to expand its express cargo network in Asia.

Hong Kong Aircraft Engineering Company (HAECO): HAECO reported a profit attributable to its shareholders of HK$190 million for the first half of 2003, compared with a profit of HK$240 million for the same period last year. This reflects the absence of last year's provision write-back and a reduction in line maintenance revenues during the SARS outbreak. The average number of aircraft handled daily was 164 compared with 191 in the first half of last year. The heavy maintenance and modification facilities operated by both HAECO and TAECO continued to be well used, and the latter's third hangar was opened on 24th March 2003. The contribution from Taikoo (Xiamen) Aircraft Engineering (TAECO) was HK$46 million (2002: HK$29 million) and from Hong Kong Aero Engine Services (HAESL) was HK$80 million (2002: HK$47 million). HAESL's engine throughput increased 13%; 90 engines were serviced compared with 80 in the same period last year. However, some delayed impact of SARS on base maintenance and engine overhaul will be felt in the second half of the year.

Hong Kong Dragon Airlines (Dragonair): Dragonair recorded an interim loss due to the dramatic fall in passenger traffic resulting from the SARS outbreaks in Hong Kong, Mainland China and Taiwan. The company reduced passenger capacity by over 60% and parked 11 aircraft in the second quarter.

Passenger numbers fell to 1.1 million compared to 1.6 million in the first half of 2002. Even with the substantial reductions in capacity, the passenger load factor fell to 50.4% compared to 64.5% on a full schedule in the same period last year.

With the removal of Hong Kong, Mainland China and Taiwan from the World Health Organisation's SARS-infected area list, the company expects to restore passenger capacity to 80% and 100% of the planned level in the third and fourth quarter of the year.

Cargo services were less affected by the SARS outbreak with a 6.6% points increase in cargo load factor, enabling overall growth of 49.6% in tonnage carried.

Hong Kong Air Cargo Terminals (Hactl): Hactl reported good results despite the SARS outbreak with a 5.3% growth in tonnage handled as compared to the same period in 2002.

Airline Catering: The interim results of the airline catering business was badly affected by the outbreak of SARS. Cathay Pacific Catering Services (HK) and all overseas flight kitchens implemented stringent cost control measures.

Hong Kong Airport Services (HAS): HAS reported an interim loss due to the large number of flight cancellations.

Beverages Division

	Six months ended 30th June		Year ended 31st December
	2003 HK$M	2002 HK$M	2002 HK$M
Turnover*	**2,306**	2,365	4,956
Operating profit	**90**	114	333
Share of profits before taxation			
Jointly controlled companies	**112**	64	140
Attributable profit	**113**	90	276

* *Turnover does not include the Mainland China operations which are all jointly controlled companies. Total turnover from Mainland China operations was HK$1,781 million in the first half of 2003 (2002: first half HK$1,615 million; full year HK$3,203 million).*

Segment Information

	Turnover			Attributable Profit		
	Six months ended 30th June		Year ended 31st December	Six months ended 30th June		Year ended 31st December
	2003 HK$M	2002 HK$M	2002 HK$M	**2003 HK$M**	2002 HK$M	2002 HK$M
Hong Kong	**584**	610	1,323	**24**	48	138
USA	**1,321**	1,292	2,696	**49**	41	110
Mainland China	**–**	–	–	**49**	10	33
Taiwan	**401**	463	937	**3**	11	30
Head office – costs	**–**	–	–	**(12)**	(20)	(35)
	2,306	2,365	4,956	**113**	90	276

	Six months ended 30th June 2003				
	Total	Hong Kong	USA	Taiwan	Mainland China
Sales volume (million cases)	185.3	19.8	36.9	18.6	110.0
Franchise population (million)	420.2	6.8	5.7	23.0	384.7
Number of plants	14	1	2	2	9
Number of employees	11,761	1,188	1,742	861	7,970

The division made an attributable profit of HK$113 million for the half year, compared with a profit of HK$90 million for the same period last year, with sales volume growing 2%. Sales were depressed in the second quarter due to concerns relating to the outbreak of SARS. However, underlying brand strength and good market execution are supporting a return to strong overall growth as consumer behaviour returns to normal.

Sales volume in **Mainland China** grew 9% for the first six months over the same period in 2002, driven largely by growth from Non-Carbonated Beverages. Brand presence has been extended in the tea and juice categories with the successful launch of Nestea and further expansion in the range of Qoo brand products. In addition, improved coordination of all aspects of purchasing across the system is delivering impressive cost savings particularly in materials. Overall, profits from Mainland China operations have grown significantly. New marketing campaigns and product launches are expected to lift growth further in the second half of the year.

Hong Kong has faced further pressure on prices and volumes as a result of the generally weak economic climate and the impact of SARS on consumer behaviour during April and May. Despite new products and flavours, and further growth from Bonaqua mineral water, overall sales volume declined 6% compared to the first half of last year. Tight control of operating costs offset some, but not all, of the lost contribution. The stronger sales performance witnessed since the territory was declared free of SARS is expected to continue in the second half.

In **Taiwan**, sales volume for the first six months fell by 15% compared to the same period last year due to the combination of a continuing decline in the Carbonated Soft Drinks category and lower consumer demand. Lower financing charges and operating cost savings partly contained the consequential drop in profit. Sales are expected to pick up in the second half as consumption patterns return to normal, supported by strong sales promotions and a range of new product launches.

The **USA** operations, consistent with other bottlers in this market, have seen a 2% decline in sales volume, driven by broad economic trends. Price improvements and cost savings more than offset the impact of the volume shortfall.

Marine Services Division

	Six months ended 30th June		Year ended 31st December
	2003 HK$M	2002 HK$M	2002 HK$M
Swire Pacific Offshore			
Turnover	**569**	456	993
Operating profit	**128**	162	352
Attributable profit	**127**	168	355
Share of profits before taxation			
Jointly controlled and associated companies			
Ship repair, land engineering and harbour towage	**25**	14	24
Container terminal operations	**179**	135	330
Offshore oil support services	**13**	14	25
	217	163	379
Attributable profit	**293**	294	658

Operating Highlights

	Six months ended 30th June		Year ended 31st December
	2003	2002	2002
Fleet size (number of vessels)			
Swire Pacific Offshore	**61**	52	56
Hongkong Salvage & Towage	**25**	25	26
Total	**86**	77	82
Container terminal throughput ('000 TEUs)			
Modern Terminals	**2,021**	1,647	3,775
Shekou Container Terminals	**634**	347	884
Total	**2,655**	1,994	4,659

The division reported attributable profits for the first half year of HK$293 million, compared with HK$294 million for the same period in 2002.

Swire Pacific Offshore achieved higher revenues on the back of expanded capacity but fleet utilisation and charter rates declined as a result of weaker global demand for oil exploration and sub-sea construction activity. The outlook for the second half of the year remains somewhat uncertain. The company took delivery of the last UT-738 7,200 bhp Anchor Handling Tug Supply ('AHTS') vessel in its current new-build programme and three UT-710 10,800 bhp AHTS during the first six months. A further two 10,800 bhp AHTS will be delivered in the second half of the year, with two recently ordered 4,830 bhp AHTS to be delivered in 2004 and 2005. Its jointly controlled company has also added one vessel during the first half of 2003.

Hongkong United Dockyards was adversely affected by lower utilisation of its ship repair facility in the face of weak demand and industry over-capacity, resulting in a deterioration in profitability.

Hongkong Salvage & Towage reported an improvement in results due to an increase of vessel movements within Hong Kong harbour, and the gain on sale of four tugs. The company took delivery of three tugs during the first six months, with a further three tugs to be delivered in the second half of 2003 and in 2004. In June 2003, the company acquired a 55% stake in Australian Maritime Services, a harbour towage company operating in Melbourne and Brisbane.

Modern Terminals and Shekou Container Terminals both saw an increase in profitability compared to the same period last year, with strong growth in the South China market resulting in the terminals achieving record throughput. The trend is expected to continue in the second half of the year. Shekou Container Terminals continues to benefit from the continued rapid growth of the Shenzhen region and an overall improvement in tariffs. The completion of the first of the two new berths in August 2003 will ease the current capacity constraints.

Trading & Industrial Division

	Six months ended 30th June		Year ended 31st December
	2003 HK$M	2002 HK$M	2002 HK$M
Turnover			
Taikoo Motors group	**1,217**	1,224	2,500
Swire Resources group	**387**	325	674
Other subsidiaries	**115**	158	309
	1,719	1,707	3,483
Operating profits/(losses)			
Taikoo Motors group	**48**	5	(131)
Swire Resources group	**23**	26	43
Other subsidiaries and head office costs	**(11)**	(2)	(2)
Profit on sale of jointly controlled companies	**–**	68	68
	60	97	(22)
Attributable profits/(losses)			
Taikoo Motors group	**32**	(22)	(174)
Swire Resources group	**18**	21	35
Other subsidiaries and head office costs	**(11)**	65	65
	39	64	(74)
Share of profits/(losses) before taxation			
Jointly controlled companies			
Swire SITA group	**38**	37	89
Crown Can group	**21**	7	14
ICI Swire Paints	**3**	4	19
Others	**5**	8	10
Write-off of sports footwear franchise	**(3)**	–	(35)
Discontinued businesses	**–**	1	1
	64	57	98
Attributable profit	**98**	113	4

The division reported a half year attributable profit of HK$98 million compared with HK$113 million in the same period last year. Most of the division's businesses recorded sales growth in the first quarter but performance in the second quarter was significantly disrupted by the effects of the SARS outbreaks in the division's major markets of Hong Kong, Mainland China and Taiwan.

Subsidiaries

Taikoo Motors Group reported profits of HK$48 million compared to a post-provision HK$5 million in the same period last year. Taikoo Motors Taiwan recorded a 24% decline in operating profit in the first half compared to 2002, with SARS depressing sales in April and May although the market has since recovered. Nevertheless the persistent weakness of the Taiwan dollar is raising prices of imported vehicles at the dealerships and reducing affordability. The addition of the Audi brand to the companies' portfolio in 2002 has strengthened the business. Prospects for the second half are good.

The division is no longer involved in car distribution in Mainland China. The Hong Kong car distribution businesses are also being restructured.

Swire Resources, the division's sports shoes and apparel business, now operates 61 shops in Hong Kong and 27 in China. Sales were up 19.1% in the first half compared to the same period in 2002 but profits at HK$23 million were down by 11.5%. In general the company responded well to the collapse in retail demand in Hong Kong during the SARS outbreak although margins declined as the company introduced special incentives to maintain volumes. The result was also affected by the write-off of franchise goodwill.

Taikoo Sugar reported a loss of HK$2.5 million in the first half compared to a loss of HK$0.1 million in the same period last year. The company traded steadily in Hong Kong and regained some retail market share. In May the company opened a new packaging plant in Guangzhou and relaunched the Taikoo brand in Mainland China, with a major promotional campaign.

Swire Duro recorded a loss of HK$3.9 million in the first half compared to HK$0.3 million in 2002. Performance was well below budget due to delays in certain key construction projects. The forward order book is firm and the company should have a stronger second half.

Jointly Controlled Companies

Swire SITA Waste Services' profit was slightly ahead of last year. The Hong Kong transfer stations and landfills have performed well. Although tonnages are generally down, costs have been well controlled and there has been some easing in the decline of the relevant price indices for the first time in five years. The company continues to suffer larger than forecast losses from its waste-to-energy incinerator operation in Kaohsiung, Taiwan.

The Crown Can group reported a significantly improved profit compared to the same period last year. Demand for the companies' products, particularly in southern China, continues to increase and prices are stable. The April and May results were adversely affected by the SARS outbreak in Beijing. Prospects for the second half are encouraging.

ICI Swire Paints' sales in Mainland China were robust, gaining 20% over the same period in 2002. The growth in sales would likely have been better but for SARS. Profit was adversely impacted by the substantial promotional spending for the launch of a major new marketing initiative in the second half which will see the ICI premium brands promoted in several secondary cities and the launch of a new brand to address the much larger mid-market. Business in Hong Kong continues to be adversely affected by the weak property market.

Cash Flow Summary

	Six months ended 30th June 2003 HK$M	Year ended 31st December 2002 HK$M
Net cash generated by businesses and investments		
Cash generated from operations	**1,942**	4,462
Cash from asset realisations*	**1,081**	3,272
Dividends received	**1,070**	1,245
Capital expenditure and investments**	**(1,256)**	(2,619)
Tax and net interest paid	**(531)**	(1,220)
	2,306	5,140
Cash paid to shareholders and net funding by external debt		
Share repurchases	**(60)**	(540)
Dividends paid	**(1,447)**	(1,884)
Decrease in borrowings	**(570)**	(2,603)
	(2,077)	(5,027)
Increase in cash and cash equivalents	**229**	113

* *Includes proceeds from fixed asset disposals and the sale of shareholdings in and repayments of loans by jointly controlled and associated companies and investment securities as well as net changes in long-term receivables.*

** *Includes additions to fixed assets and deferred expenditure, purchase of shareholdings in and loans to jointly controlled and associated companies and investment securities.*

Cash from asset realisations was derived mainly from the sale of trading properties in Ocean Shores and from the sale of The Albany units. Other receipts include the proceeds received from the disposal of Swire Beverages (Dongguan) Limited and the Hong Kong Spinners Industrial Building.

The main capital outlays related to construction costs for Cambridge House and Three Pacific Place and investments in offshore support vessels.

The repayment totalling HK$1,400 million of fixed and floating rate notes were funded from the existing syndicated loan facilities. Other repayments relate to funds drawn from syndicated and bilateral revolving credit loans, funded by cash from operations and asset realisations. A new syndicated loan of HK$2,300 million has been arranged in July to provide additional committed facilities.

Net Debt and Gearing

Shareholders' funds and minority interests at 30th June 2003 totalled HK$73,312 million (31st December 2002: HK$73,896 million). At 30th June 2003, net borrowings were HK$13,505 million, compared to HK$14,188 million at 31st December 2002.

The group's gearing ratio was 18%: compared to 19% at 31st December 2002. 55% of the group's gross borrowings were on a fixed rate basis and 45% were on a floating basis.

Analysis of Gross Borrowings

Loan maturity profile	HK$M	
Within 1 year	3,700	26%
1 – 2 years	2,621	18%
2 – 5 years	3,341	23%
Over 5 years	4,642	33%
	14,304	100%

Currency profile	HK$M	
Hong Kong Dollar	7,845	55%
United States Dollar	5,985	42%
New Taiwan Dollar	445	3%
Others	29	–%
	14,304	100%

Sources of finance

At 30th June 2003, committed loan facilities and debt securities amounted to HK$17,266 million, of which HK$4,109 million or 24% remained undrawn. Together with undrawn uncommitted facilities of HK$2,266 million, a total of HK$6,375 million was available.

	Available HK$M	Drawn HK$M	Undrawn HK$M
Committed facilities			
Perpetual Capital Securities	4,642	4,642	–
Bonds	2,321	2,321	–
Private Placement	852	852	–
Fixed/Floating Rate Notes	2,000	2,000	–
Bank and other loans	7,451	3,342	4,109
	17,266	13,157	4,109
Uncommitted facilities			
Money market and others	3,413	1,147	2,266

Contingent Liabilities

Guarantees given in respect of bank loans and other liabilities to jointly controlled companies and third parties at 30th June 2003 amounted to HK$1,351 million compared to HK$1,354 million at 31st December 2002.

Derivative Transactions

In the first half of 2003, the following derivative transactions entered into by Swire Pacific and its subsidiary companies matured.

- Options, swaps and forwards totalling HK$83 million for the purpose of hedging aluminium prices. The aluminium is required for cans used by Swire Beverages.
- A floating rate of interest swap (Swire pays) for fixed rate payment (Swire receives) on a principal of HK$1,200 million.

All other derivative transactions listed on page 34 of the 2002 Annual Report remain outstanding as at 30th June 2003. That report also sets out the group's policy on treasury management.

Debt in Jointly Controlled and Associated Companies

In accordance with Hong Kong accounting standards, the group's balance sheet does not include the net debt in its jointly controlled and associated companies. These companies had the following net debt positions at 30th June 2003 and at the end of 2002:

	Total net debt		Portion of net debt attributable to Swire Pacific		Debt guaranteed by Swire Pacific or its subsidiaries	
	30th June 2003 HK$M	31st December 2002 HK$M	**30th June 2003 HK$M**	31st December 2002 HK$M	**30th June 2003 HK$M**	31st December 2002 HK$M
Property Division	**2,323**	2,404	**716**	736	**343**	349
Aviation Division						
Cathay Pacific	**11,230**	9,645	**5,187**	4,414	**–**	–
Hactl	**2,434**	2,711	**599**	666	**–**	–
Dragonair	**2,781**	2,606	**443**	413	**–**	–
Other Aviation Division companies	**201**	(45)	**26**	(91)	**8**	–
Beverages Division	**(389)**	(167)	**(218)**	(97)	**–**	–
Marine Services Division	**2,045**	1,707	**568**	499	**500**	500
Trading & Industrial Division	**(130)**	(42)	**(50)**	(14)	**–**	–
	20,495	18,819	**7,271**	6,526	**851**	849

CONSOLIDATED PROFIT AND LOSS ACCOUNT

For the six months ended 30th June 2003 – unaudited

	Note	Six months ended 30th June 2003 HK$M	Six months ended 30th June 2002 HK$M (restated)	Year ended 31st December 2002 HK$M (restated)
Turnover		**7,240**	7,406	15,215
Cost of sales		**(3,778)**	(3,627)	(7,727)
Gross profit		**3,462**	3,779	7,488
Other revenue		**14**	98	133
Distribution costs		**(936)**	(894)	(1,814)
Administrative expenses		**(486)**	(501)	(1,032)
Other operating expenses		**(94)**	(171)	(430)
Operating profit	3	**1,960**	2,311	4,345
Finance charges		**(265)**	(315)	(632)
Finance income		**43**	20	85
Net finance charges	4	**(222)**	(295)	(547)
Share of profits less losses of jointly controlled companies		**259**	214	(36)
Share of profits less losses of associated companies		**(171)**	1,042	2,750
Profit before taxation		**1,826**	3,272	6,512
Taxation	5	**475**	374	772
Profit after taxation		**1,351**	2,898	5,740
Minority interests		**164**	182	380
Profit attributable to shareholders		**1,187**	2,716	5,360
Dividends				
Interim – proposed/paid		**490**	618	618
Final – proposed		**–**	–	1,378
		490	618	1,996
		HK¢	HK¢	HK¢
Earnings per share	6			
'A' shares		**77.5**	175.0	346.4
'B' shares		**15.5**	35.0	69.3

	2003 Interim HK¢	2002 Interim HK¢	2002 Final HK¢	2002 Total HK¢
Dividends per share				
'A' shares	**32.0**	40.0	90.0	130.0
'B' shares	**6.4**	8.0	18.0	26.0

CONSOLIDATED BALANCE SHEET

At 30th June 2003 – unaudited



	Note	30th June 2003 HK$M	31st December 2002 HK$M (restated)
ASSETS			
Non-current assets			
Fixed assets	7	**67,760**	66,975
Jointly controlled companies		**5,343**	5,845
Associated companies		**16,707**	17,983
Investment securities and long-term receivables		**331**	338
Deferred expenditure		**195**	217
Deferred tax assets		**61**	59
Retirement benefit assets		**131**	128
		90,528	91,545
Current assets			
Properties for sale		**2,666**	2,442
Stocks and work in progress		**850**	932
Trade and other receivables	8	**1,820**	2,146
Held-to-maturity securities – unlisted		**3**	2
Short-term deposits and bank balances		**702**	472
		6,041	5,994
Current liabilities			
Trade and other payables	9	**7,480**	7,630
Taxation		**409**	306
Bank overdrafts and short-term loans		**1,347**	1,683
Long-term loans and bonds due within one year		**2,353**	3,107
		11,589	12,726
Net current liabilities		**(5,548)**	(6,732)
Total assets less current liabilities		**84,980**	84,813
Non-current liabilities			
Perpetual capital securities		**4,642**	4,642
Long-term loans and bonds		**5,962**	5,324
Deferred tax liabilities		**838**	730
Deferred liabilities		**110**	107
Retirement benefit liabilities		**116**	114
		11,668	10,917
Minority interests		**4,858**	4,861
NET ASSETS		**68,454**	69,035
CAPITAL AND RESERVES			
Share capital		**919**	920
Reserves	10	**67,535**	68,115
SHAREHOLDERS' FUNDS		**68,454**	69,035

CONSOLIDATED CASH FLOW STATEMENT

For the six months ended 30th June 2003 – unaudited

	Six months ended 30th June		Year ended 31st December
	2003 HK$M	2002 HK$M	2002 HK$M
Operating activities			
Cash generated from operations	**1,942**	2,041	4,462
Interest paid	**(451)**	(462)	(1,007)
Interest received	**43**	19	85
Profits tax paid	**(123)**	(71)	(298)
	1,411	1,527	3,242
Dividends received from jointly controlled and associated companies and other investments	**1,070**	552	1,245
Net cash from operating activities	**2,481**	2,079	4,487
Investing activities			
Purchase of fixed assets	**(1,021)**	(880)	(2,099)
Proceeds from fixed asset disposals	**332**	410	605
Purchase of shareholdings in and loans to jointly controlled companies	**(56)**	(32)	(420)
Purchase of shareholdings in and loans to associated companies	**(140)**	–	(3)
Sale of shareholdings in and repayment of loans by jointly controlled companies	**740**	2,088	2,434
Sale of shareholdings in and repayment of loans by associated companies	**–**	199	200
Sale of shareholdings in and repayment of loans by investment securities	**10**	9	10
Purchase of investment securities	**–**	(35)	(35)
(Increase)/decrease in long-term receivables	**(1)**	10	23
Deferred expenditure	**(39)**	(21)	(62)
Net cash (used in)/generated from investing activities	**(175)**	1,748	653
Net cash inflow before financing	**2,306**	3,827	5,140
Financing activities			
Loans drawn and refinancing	**1,097**	300	862
Repayment of loans	**(1,551)**	(2,829)	(3,290)
Repayment of loans to minority interests	**(116)**	(42)	(175)
Repurchase of Company's shares	**(60)**	–	(540)
Dividends paid – to shareholders	**(1,378)**	(1,179)	(1,797)
– to minority interests	**(69)**	(50)	(87)
Net cash used in financing activities	**(2,077)**	(3,800)	(5,027)
Increase in cash and cash equivalents	**229**	27	113
Cash and cash equivalents at 1st January	**464**	349	349
Currency adjustment	**–**	6	2
Cash and cash equivalents at end of the period	**693**	382	464
Represented by:			
Unlisted held-to-maturity securities maturing within three months	**3**	65	2
Bank balances and short-term deposits maturing within three months	**702**	317	472
Bank overdrafts	**(12)**	–	(10)
	693	382	464

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

For the six months ended 30th June 2003 – unaudited

	Six months ended 30th June		Year ended 31st December
	2003 HK$M	2002 HK$M (restated)	2002 HK$M (restated)
At 1st January			
– as originally stated	**69,266**	72,825	72,825
– change in accounting policy for deferred taxation (notes 2 and 5)	**(231)**	(187)	(187)
– as restated	**69,035**	72,638	72,638
Goodwill reinstated			
– on disposal of subsidiary and associated companies	**–**	3	22
– upon impairment	**3**	–	93
Decrease in property valuation arising during the year	**–**	–	(5,367)
Share of deficit on revaluation of investment properties held by jointly controlled companies	**–**	–	(41)
Revaluation surplus on investment properties transferred to operating profit on disposal	**(70)**	(337)	(452)
Exchange differences on cash flow hedges			
– recognised during the period	**(193)**	(529)	(600)
– transferred to the profit and loss account	**(13)**	(198)	(333)
Revaluation (deficit)/surplus on investment securities recognised during the period	**(57)**	185	49
Exchange differences	**–**	21	3
Net losses not recognised in the consolidated profit and loss account	**(330)**	(855)	(6,626)
Profit for the period	**1,187**	2,716	5,360
Dividends paid	**(1,378)**	(1,179)	(1,797)
Repurchase of Company's shares			
– shares repurchased and cancelled	**(1)**	–	(11)
– premium paid on repurchases	**(59)**	–	(529)
At end of the period	**68,454**	73,320	69,035
Represented by:			
Balance after proposed dividend	**67,964**	72,702	67,657
Proposed dividend	**490**	618	1,378
	68,454	73,320	69,035

1. *Segment Information*

(a) Primary reporting format – business segments by division:

Six months ended 30th June 2003	The Company and its subsidiaries Turnover HK$M	Operating profit HK$M	Net finance charges HK$M	Jointly controlled companies Share of profits less losses HK$M	Associated companies Share of profits less losses HK$M	Group Profit before taxation HK$M	Profit attributable to Swire Pacific shareholders HK$M
Property							
Property investment	2,193	1,576	(94)	12		1,494	1,126
Property trading	350	103		(1)		102	144
Sale of investment properties	119	90				90	90
Hotels and restaurants				(1)	7	6	1
Provision for development properties						–	–
	2,662	**1,769**	**(94)**	**10**	**7**	**1,692**	**1,361**
Aviation							
Airline services and airline catering							
Cathay Pacific Group					(500)	(500)	(582)
Hong Kong Dragon Airlines					(47)	(47)	(50)
Aircraft engineering					106	106	86
Cargo handling					119	119	60
	–	**–**	**–**	**–**	**(322)**	**(322)**	**(486)**
Beverages	**2,306**	**90**	**(12)**	**112**	**–**	**190**	**113**
Marine Services							
Ship repair, land engineering and harbour towage				25		25	18
Container handling				35	144	179	148
Shipowning and operating	569	128	(10)	13		131	127
	569	**128**	**(10)**	**73**	**144**	**335**	**293**
Trading & Industrial							
Car distribution	1,217	48	(3)			45	32
Shoe and apparel distribution	387	23		2		25	18
Waste services				38		38	33
Beverages can supply				21		21	20
Paint supply				3		3	6
Other activities	115	(11)				(11)	(11)
	1,719	**60**	**(3)**	**64**	**–**	**121**	**98**
Head Office	**15**	**(87)**	**(103)**	**–**	**–**	**(190)**	**(192)**
Inter-segment elimination	**(31)**						
Total	**7,240**	**1,960**	**(222)**	**259**	**(171)**	**1,826**	**1,187**

Sales between business segments are accounted for at competitive market prices charged to unaffiliated customers for similar goods and services.

(b) Secondary reporting format – geographical segments:

	Turnover			Operating profit/(loss)		
	Six months ended 30th June		Year ended 31st December	Six months ended 30th June		Year ended 31st December
	2003 HK$M	2002 HK$M	2002 HK$M	**2003 HK$M**	2002 HK$M	2002 HK$M
Hong Kong	**3,391**	3,938	7,700	**1,605**	2,009	3,615
Asia (excluding Hong Kong)	**1,612**	1,642	3,324	**48**	42	77
North America	**1,668**	1,370	3,200	**179**	98	301
Shipowning and operating	**569**	456	991	**128**	162	352
	7,240	7,406	15,215	**1,960**	2,311	4,345

The activities of the Swire Pacific group are based mainly in Hong Kong. Shipowning and operating activities are carried out internationally and cannot be attributed to specific geographical areas.



1. Segment Information *(continued)*

(a) Primary reporting format – business segments by division (continued):

Six months ended 30th June 2002	The Company and its subsidiaries			Jointly controlled companies	Associated companies	Group	
	Turnover HK$M	Operating profit HK$M	Net finance charges HK$M	Share of profits less losses HK$M	Share of profits less losses HK$M	Profit before taxation HK$M	Profit attributable to Swire Pacific shareholders HK$M (restated)
Property							
Property investment	2,355	1,723	(189)	11		1,545	1,232
Property trading	129	11		52		63	58
Sale of investment properties	410	315				315	314
Hotels and restaurants				(9)	36	27	21
Provision for development properties						–	–
	2,894	**2,049**	**(189)**	**54**	**36**	**1,950**	**1,625**
Aviation							
Airline services and airline catering							
Cathay Pacific Group					618	618	580
Hong Kong Dragon Airlines					36	36	30
Aircraft engineering					126	126	108
Cargo handling					102	102	61
	–	**–**	**–**	**–**	**882**	**882**	**779**
Beverages	**2,365**	**114**	**(23)**	**64**	**–**	**155**	**90**
Marine Services							
Ship repair, land engineering and harbour towage				14		14	11
Container handling				11	124	135	115
Shipowning and operating	456	162	(5)	14		171	168
	456	**162**	**(5)**	**39**	**124**	**320**	**294**
Trading & Industrial							
Car distribution	1,224	5	(4)			1	(22)
Shoe and apparel distribution	325	26		7		33	25
Waste services				37		37	32
Beverages can supply				7		7	7
Paint supply				4		4	4
Other activities	158	66		2		68	67
	1,707	**97**	**(4)**	**57**	**–**	**150**	**113**
Head Office	**12**	**(111)**	**(74)**	**–**	**–**	**(185)**	**(185)**
Inter-segment elimination	**(28)**						
Total	**7,406**	**2,311**	**(295)**	**214**	**1,042**	**3,272**	**2,716**

1. Segment Information *(continued)*

(a) Primary reporting format – business segments by division (continued):

Year ended 31st December 2002	The Company and its subsidiaries			Jointly controlled companies	Associated companies	Group	Profit attributable to Swire Pacific shareholders HK$M (restated)
	Turnover HK$M	Operating profit HK$M	Net finance charges HK$M	Share of profits less losses HK$M	Share of profits less losses HK$M	Profit before taxation HK$M	
Property							
Property investment	4,693	3,338	(330)	22		3,030	2,419
Property trading	565	125		54		179	155
Sale of investment properties	555	409				409	407
Hotels and restaurants				(36)	72	36	23
Provision for development properties				(398)		(398)	(398)
	5,813	**3,872**	**(330)**	**(358)**	**72**	**3,256**	**2,606**
Aviation							
Airline services and airline catering							
Cathay Pacific Group					1,805	1,805	1,677
Hong Kong Dragon Airlines					107	107	86
Aircraft engineering					242	242	209
Cargo handling					229	229	143
	–	**–**	**–**	**–**	**2,383**	**2,383**	**2,115**
Beverages	**4,956**	**333**	**(41)**	**140**	**–**	**432**	**276**
Marine Services							
Ship repair, land engineering and harbour towage				24		24	21
Container handling				35	295	330	282
Shipowning and operating	993	352	(12)	25		365	355
	993	**352**	**(12)**	**84**	**295**	**719**	**658**
Trading & Industrial							
Car distribution	2,500	(131)	(7)			(138)	(174)
Shoe and apparel distribution	674	43	(1)	(25)		17	7
Waste services				89		89	75
Beverages can supply				14		14	13
Paint supply				19		19	18
Other activities	309	66		1		67	65
	3,483	**(22)**	**(8)**	**98**	**–**	**68**	**4**
Head Office	**127**	**(190)**	**(156)**	**–**	**–**	**(346)**	**(299)**
Inter-segment elimination	**(157)**						
Total	**15,215**	**4,345**	**(547)**	**(36)**	**2,750**	**6,512**	**5,360**

2. *Basis of preparation and accounting policies*

The unaudited condensed consolidated accounts have been prepared on a basis consistent with the principal accounting policies adopted in the 2002 annual accounts, with the exception of changes in accounting policies to comply with the Statement of Standard Accounting Practice ("HK SSAP") 12 (revised) "Income taxes" issued by the Hong Kong Society of Accountants, which is effective for accounting periods commencing on or after 1st January 2003.

On adoption of the revised HK SSAP 12, deferred taxation is provided in full, using the liability method, on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the accounts. The principal temporary differences arise from depreciation on fixed assets, provisions for retirement benefits and tax losses carried forward; and, in relation to acquisitions, on the difference between the fair values of the net assets acquired and their tax base. Taxation rates enacted or substantively enacted by the balance sheet date are used to determine deferred taxation.

Deferred tax assets are recognised to the extent that it is probable that future taxable profit will be available against which the temporary differences can be utilised.

Deferred taxation is provided on temporary differences arising on investments in subsidiary, jointly controlled and associated companies, except where the timing of the reversal of the temporary difference can be controlled and it is probable that the temporary difference will not reverse in the foreseeable future.

In previous years, deferred taxation was accounted for in respect of timing differences between profit as computed for taxation purposes and profit as stated in the accounts to the extent that a liability or an asset was expected to be payable or recoverable in the foreseeable future. The adoption of the revised HK SSAP 12 represents a change in accounting policy, which has been applied retrospectively so that the comparatives presented have been restated to conform to the changed policy.

Opening revenue reserves at 1st January 2002 and 2003 have been reduced by HK$187 million and HK$231 million respectively which represent the unprovided net deferred tax liabilities for subsidiary, jointly controlled and associated companies. The effect of this change in accounting policy on the balance sheet as at 31st December 2002 and the profit and loss account for the year then ended is set out in note 5.

The condensed consolidated accounts have been prepared in accordance with HK SSAP 25 "Interim financial reporting" issued by the Hong Kong Society of Accountants and the disclosure requirements of the Listing Rules of The Stock Exchange of Hong Kong Limited.

3. Operating profit

	Six months ended 30th June		Year ended 31st December
	2003 HK$M	2002 HK$M	2002 HK$M
Operating profit has been arrived at after charging:			
Cost of stocks sold	**2,771**	2,710	5,755
Depreciation of fixed assets	**258**	256	523
Staff costs	**899**	871	1,766
Operating lease rentals			
Land and buildings	**55**	46	94
Other equipment	**10**	15	19
Amortisation of deferred expenditure	**30**	29	74
Impairment losses on			
Fixed assets	**–**	–	93
Goodwill	**–**	–	41
Investment securities	**–**	29	35
Restructuring costs for Mainland China motor business	**–**	50	58
and after crediting:			
Gross rental income	**2,157**	2,324	4,625
Less: Outgoings	**444**	464	992
Net rental income	**1,713**	1,860	3,633
Charter hire income	**569**	456	991
Profit on sale of development properties	**103**	11	125
Profit on sale of fixed assets	**88**	314	416
Profits on sale of jointly controlled companies	**–**	68	88

4. Net finance charges

	Six months ended 30th June		Year ended 31st December
	2003 HK$M	2002 HK$M	2002 HK$M
Interest charged on:			
Bank loans and overdrafts	**52**	46	141
Other loans and bonds	**393**	413	808
Deferred into properties under development for sale			
– subsidiary companies	**(28)**	(14)	(38)
– jointly controlled companies	**(25)**	(38)	(67)
Capitalised on			
– investment properties	**(125)**	(87)	(205)
– vessels	**(2)**	(5)	(7)
	265	315	632
Interest income on:			
Short-term deposits and bank balances	**(6)**	(6)	(12)
Other loans	**(37)**	(14)	(73)
	(43)	(20)	(85)
	222	295	547

5. Taxation

	Six months ended 31st June		Year ended 31st December
	2003 HK$M	2002 HK$M (restated)	2002 HK$M (restated)
The Company and its subsidiary companies:			
Hong Kong – profits tax	**171**	166	277
– deferred taxation	**98**	19	34
Overseas – profits tax	**55**	44	111
– deferred taxation	**8**	24	58
Jointly controlled companies:			
Profits tax	**29**	40	61
Deferred taxation	**(60)**	(23)	(37)
Associated companies:			
Profits tax	**99**	68	209
Deferred taxation	**75**	36	59
	475	374	772

(a) Hong Kong profits tax is calculated at 17.5% (2002: 16.0%) on the estimated assessable profits for the period. Overseas taxation is calculated at tax rates applicable in countries in which the group is assessable for tax.

(b) The change in accounting policy in accordance with the HK SSAP 12 (revised) "Income taxes" has been applied retrospectively and the comparatives have been restated.

The adjustments to the balance sheet at 31st December 2002 are as follows:

	HK$M
Increase in jointly controlled companies	328
Decrease in associated companies	(5)
Increase in deferred tax assets	52
Increase in deferred tax liabilities	(692)
Decrease in minority interests	86
Decrease in revenue reserve	**(231)**

The profit for the year ended 31st December 2002 has been reduced by HK$44 million, with HK$49 million charged to taxation and HK$5 million credited to minority interests.

6. Earnings per share

Earnings per share are calculated by dividing the profit attributable to shareholders for the period ended 30th June 2003 of HK$1,187 million (30th June 2002: HK$2,716 million; 31st December 2002: HK$5,360 million) by the weighted average number of 930,580,476 'A' shares and 3,003,486,271 'B' shares in issue during the period (30th June 2002: 940,111,885 'A' shares and 3,059,301,271 'B' shares; 31st December 2002: 938,809,367 'A' shares and 3,043,155,572 'B' shares).

7. Fixed assets

	Properties HK$M	Plant and machinery HK$M	Vessels HK$M	Total HK$M
Cost or valuation:				
At 31st December 2002	63,540	3,887	4,101	71,528
Translation differences	3	3	(1)	5
Additions	560	106	482	1,148
Disposals	(102)	(105)	(27)	(234)
At 30th June 2003	64,001	3,891	4,555	72,447
Depreciation:				
At 31st December 2002	610	2,614	1,329	4,553
Translation differences	–	1	–	1
Charge for the period	28	155	75	258
Disposals	(3)	(95)	(27)	(125)
At 30th June 2003	635	2,675	1,377	4,687
Net book value:				
At 30th June 2003	63,366	1,216	3,178	67,760
At 31st December 2002	62,930	1,273	2,772	66,975

8. Trade and other receivables

Trade and other receivables of HK$1,820 million includes trade debtors of HK$1,114 million. The aged analysis of these is as follows:

	30th June 2003 HK$M	31st December 2002 HK$M
Under three months	**1,000**	888
Between three and six months	**87**	60
Over six months	**27**	25
	1,114	973

The various group companies have different credit policies, dependent on the requirements of their markets and the businesses which they operate. Aged analyses of debtors are prepared and closely monitored in order to minimise any credit risk associated with receivables.

9. Trade and other payables

Trade and other payables of HK$7,480 million includes trade creditors of HK$431 million. The aged analysis of these is as follows:

	30th June 2003 HK$M	31st December 2002 HK$M
Under three months	**427**	391
Between three and six months	**2**	9
Over six months	**2**	8
	431	408

10. Reserves

	Revenue reserve HK$M	Property valuation reserve HK$M	Share premium account HK$M	Capital redemption reserve HK$M	Investment revaluation reserve HK$M	Cash flow hedge reserve HK$M	Total HK$M
At 31st December 2002							
– as originally stated	44,644	22,892	342	32	183	253	68,346
– change in accounting policy for deferred taxation (notes 2 and 5)	(231)	–	–	–	–	–	(231)
– as restated	44,413	22,892	342	32	183	253	68,115
Profit for the period	1,187	–	–	–	–	–	1,187
Repurchase of Company's shares							
– premium paid on repurchase	(59)	–	–	–	–	–	(59)
– transfer between reserves	(1)	–	–	1	–	–	–
2002 final dividend	(1,378)	–	–	–	–	–	(1,378)
Goodwill reinstated upon impairment	3	–	–	–	–	–	3
Revaluation surplus on investment properties transferred to operating profit on disposal	–	(70)	–	–	–	–	(70)
Exchange differences on cash flow hedges							
– recognised during the period	–	–	–	–	–	(193)	(193)
– transferred to the profit and loss account	–	–	–	–	–	(13)	(13)
Revaluation deficit on investment securities recognised during the period	–	–	–	–	(57)	–	(57)
At 30th June 2003	44,165	22,822	342	33	126	47	67,535

The revenue reserve includes HK$490 million representing the proposed interim dividend for the period (31st December 2002: HK$1,378 million representing the proposed final dividend for 2002).

11. Contingencies and commitments

	30th June 2003 HK$M	31st December 2002 HK$M
Outstanding commitments for capital expenditure at the end of the period:		
Contracted for but not provided for in the accounts	**1,823**	2,129
Authorised by Directors but not contracted for	**566**	499
Guarantees have been given in respect of bank loans and other liabilities outstanding at the end of the period amounting to:		
Jointly controlled companies	**1,214**	1,211
Third parties	**137**	143
	1,351	1,354

12. Related party transactions

There are agreements for services, in respect of which John Swire & Sons Limited provides services to various companies in the group and under which costs are reimbursed and fees are payable. The counterparty was John Swire & Sons Limited ("JS&S") until 30th June 2002 and has been John Swire & Sons (HK) Limited, a wholly-owned subsidiary of JS&S, since 1st July 2002. Service fees are calculated as 2.5% (2002: 2.5%) of the relevant company's consolidated profit before tax, extraordinary items and minority interests, adjusted by disregarding any profits and losses on sale of fixed assets and from jointly controlled and associated companies but adding back the dividends receivable from these companies.

The following is a summary of the significant transactions between the group and related parties which were carried out in the normal course of the group's business:

	For the six months ended 30th June							
	Jointly controlled companies		Associated companies		Fellow subsidiaries		Intermediate holding company	
Notes	**2003 HK$M**	2002 HK$M	**2003 HK$M**	2002 HK$M	**2003 HK$M**	2002 HK$M	**2003 HK$M**	2002 HK$M
(a) Revenue from sales of goods and rendering of services	**15**	15	**4**	5	**–**	–	**–**	–
(a) Purchases of goods and services	**89**	95	**17**	15	**4**	5	**–**	–
(b) Rental revenue	**2**	7	**4**	3	**4**	4	**20**	21
(c) Interest income	**2**	4	**8**	10	**–**	–	**–**	–
(c) Interest charges	**3**	4	**–**	–	**–**	–	**–**	–

None of the above related party transactions constitutes a discloseable connected transaction as defined in the Listing Rules.

Notes:

(a) Sales and purchases of goods and rendering of services to and from related parties were conducted in the normal course of business at prices and on terms no less than those charged to/by and contracted with other third party customers/suppliers of the group.

(b) The Swire Properties group has, in the normal course of its business, entered into lease agreements with related parties to lease premises for varying periods up to six years. The leases were entered into on normal commercial terms.

(c) Quasi-equity loans advanced to jointly controlled and associated companies are non-interest bearing whilst other loans advanced to and loans due to jointly controlled companies bear interest at market rates. These loans have no fixed settlement dates.

Corporate governance

None of the Directors of the Company is aware of any information that would reasonably indicate that the Company is not, or was not for any part of the accounting period covered by the interim report, in compliance with the Code of Best Practice as set out in the Listing Rules of The Stock Exchange of Hong Kong Limited ("the Listing Rules").

Directors' interests

At 30th June 2003, the register maintained under Section 352 of the Securities and Futures Ordinance ("SFO") showed that Directors held the following interests in the shares of Swire Pacific Limited and its associated corporations (within the meaning of Part XV of the SFO), Cathay Pacific Airways Limited and John Swire & Sons Limited:

	Capacity				
Swire Pacific Limited	Beneficial Interest (Personal)	Trust Interest	Total No. of Shares	Percentage of Issued Capital (%)	Remarks
– 'A' shares					
J W J Hughes-Hallett	4,500	–	4,500	0.0005	–
P A Johansen	10,000	–	10,000	0.0011	–
Sir Adrian Swire	–	1,364,006	1,364,006	0.1466	See Note 1
D M Turnbull	1,266	–	1,266	0.0001	–
– 'B' shares					
D Ho	100,000	–	100,000	0.0033	–
J W J Hughes-Hallett	158,000	–	158,000	0.0053	–
P A Johansen	–	200,000	200,000	0.0067	See Note 2
C Lee	750,000	20,500,000	21,250,000	0.7075	See Note 3
Sir Adrian Swire	4,813,169	20,810,916	25,624,085	0.8531	See Note 1

	Capacity					
	Beneficial Interests					
John Swire & Sons Ltd.	Personal	Family	Trust Interest	Total No. of Shares	Percentage of Issued Capital (%)	Remarks
– Ordinary Shares of £1						
Baroness Dunn	8,000	–	–	8,000	0.01	See Note 4
P A Johansen	8,000	–	–	8,000	0.01	See Note 4
Sir Adrian Swire	2,292,152	2,815,062	37,699,197	42,806,411	42.81	See Note 5
– 8% Cum. Preference Shares of £1						
Baroness Dunn	2,400	–	–	2,400	0.01	See Note 4
Sir Adrian Swire	1,187,958	843,411	11,668,415	13,699,784	45.67	See Note 5

Cathay Pacific Airways Limited	Beneficial Interest (Personal)	Percentage of Issued Capital (%)
– Ordinary Shares		
J W J Hughes-Hallett	12,000	0.0004

Notes:

1. *All the Swire Pacific Limited 'A' and 'B' shares held by Sir Adrian Swire under "Trust Interest" are held by him as trustee only and he has no beneficial interest in those shares.*
2. *P A Johansen is a beneficiary of trusts which hold the 200,000 Swire Pacific Limited 'B' shares listed under "Trust Interest".*
3. *C Lee is a beneficiary of a trust which holds the 20,500,000 Swire Pacific Limited 'B' shares listed under "Trust Interest".*
4. *Sir Adrian Swire has a residual beneficial interest in 4,000 Ordinary Shares in John Swire & Sons Limited held by each of Baroness Dunn and P A Johansen and in 1,200 Preference Shares held by Baroness Dunn. These holdings are therefore duplicated in the personal interest of Sir Adrian Swire.*
5. *Neither Sir Adrian Swire nor his wife, who are trustees of trusts which hold the Ordinary and Preference Shares in John Swire & Sons Limited listed under "Trust Interest" has any beneficial interest in those shares.*

   Included in the personal beneficial interest of Sir Adrian Swire are 18,426 Ordinary Shares and 2,453 Preference Shares held by other shareholders in which he has a residual beneficial interest.

Other than as stated above, no Director or chief executive of the Company had any interest or short position whether beneficial or non-beneficial, in the shares or underlying shares and debentures of Swire Pacific Limited or any of its associated corporations (within the meaning of Part XV of the SFO).

Substantial shareholders' and other interests

The register of substantial shareholders maintained under Section 336 of the SFO shows that at 30th June 2003 the Company had been notified of the following interests in the Company's shares:

Substantial Shareholders	'A' shares	Percentage of Issued Capital (%)	'B' shares	Percentage of Issued Capital (%)	Remarks
John Swire & Sons Limited	40,765,128	4.38	2,012,783,265	67.01	See Note 1
Brandes Investment Partners, L.P.	114,907,665	12.35	–	–	See Note 2
Franklin Resources, Inc.	103,228,390	11.10	–	–	See Note 2
Templeton Global Advisors Ltd.	74,837,200	8.04	–	–	See Note 3

Other Shareholders	'A' shares	Percentage of Issued Capital (%)	Remarks
The Capital Group Companies, Inc.	46,080,776	4.95	See Note 4
J.P. Morgan Chase & Co.	64,614,748	6.95	See Note 5

Notes:

1. *The shares held by John Swire & Sons Limited are held in the capacity of beneficial owner.*
2. *These notifications were filed under the repealed Securities (Disclosure of Interests) Ordinance and the capacities in which they are held were not given.*
3. *The shares held by Templeton Global Advisors Ltd. are held in the capacity of investment manager and are duplications of those held by Franklin Resources, Inc.*
4. *These shares are held by The Capital Group Companies, Inc. in the capacity of investment manager.*
5. *The shares held by J.P. Morgan Chase & Co. are held in the following capacities:*

No. of Shares	Capacity
1,451,500	Beneficial Owner
10,494,189	Investment Manager
52,669,059	Lending Pool

At 30th June 2003, the John Swire & Sons Limited Group owned directly or indirectly interests in shares of Swire Pacific Limited representing 29.37% of the issued capital and 52.82% of the voting rights.

Share capital

During the period under review, Swire Pacific Limited made the following purchases of its 'A' shares on the Hong Kong stock exchange. These purchases were made for the benefit of the Company and the shareholders taking into account relevant factors and circumstances at the time. All the shares purchased were cancelled.

Month	Number purchased	Highest price paid HK$	Lowest price paid HK$	Total cost HK$
January	1,932,500	31.90	29.35	60,382,400

除上述者外，本公司任何董事或最高行政人員並無實益或非實益擁有於太古股份有限公司或其相聯法團(定義見證券及期貨條例第XV部)之股份、相關股份或債權證之權益或淡倉。

大股東及其他人士權益

根據證券及期貨條例第三百三十六條設置的主要股東名冊於二零零三年六月三十日顯示，本公司已獲通知以下之本公司股份權益。

大股東	'A'股	佔已發行股本百分比(%)	'B'股	佔已發行股本百分比(%)	備註
英國太古集團有限公司	40,765,128	4.38	2,012,783,265	67.01	見附註1
Brandes Investment Partners, L.P.	114,907,665	12.35	–	–	見附註2
Franklin Resources, Inc.	103,228,390	11.10	–	–	見附註2
Templeton Global Advisors Ltd.	74,837,200	8.04	–	–	見附註3

其他股東	'A'股	佔已發行股本百分比(%)	備註
The Capital Group Companies, Inc.	46,080,776	4.95	見附註4
J.P. Morgan Chase & Co.	64,614,748	6.95	見附註5

附註：

1. *由英國太古集團有限公司持有之股份乃以實益擁有人之身份持有。*
2. *此等通知乃根據已廢除之證券(披露權益)條例存檔，其持有身份並未註明。*
3. *由Templeton Global Advisors Ltd.持有之股份乃以投資經理之身份持有，與Franklin Resources, Inc.之持股量重複。*
4. *此等股份由The Capital Group Companies, Inc.以投資經理之身份持有。*
5. *由J.P. Morgan Chase & Co.持有之股份乃以下述身份持有：*

股份數量	持有身份
1,451,500	實益擁有人
10,494,189	投資經理
52,669,059	可供借出之股份

於二零零三年六月三十日，英國太古集團有限公司直接或間接擁有太古股份有限公司之股份權益，佔已發行股本29.37%，及投票權52.82%。

股本

在回顧期內，太古股份有限公司於香港聯合交易所購回其以下'A'股股份。購回此等股份乃從本公司及其股東之利益出發，亦已考慮過相關之因素及當時之情況。所有購回之股份均已註銷。

月份	購回股份數目	每股最高價格 港元	每股最低價格 港元	成本總額 港元
一月	1,932,500	31.90	29.35	60,382,400

公司管治

本公司並無董事知悉任何資料足以合理指出本公司在中期報告所述的會計期內任何時間，未有遵守香港聯合交易所有限公司證券上市規則(「上市規則」)內之最佳應用守則。

董事權益

於二零零三年六月三十日，根據證券及期貨條例第三百五十二條規定設置的名冊所記錄，各董事在太古股份有限公司及其相聯法團(定義見證券及期貨條例第XV部)，國泰航空有限公司及英國太古集團有限公司的股份中持有以下權益：

太古股份有限公司	持有身份 實益擁有(個人)	持有身份 信託權益	股份總數	佔已發行資本百分比(%)	備註
一 'A'股					
何禮泰	4,500	–	4,500	0.0005	–
容漢新	10,000	–	10,000	0.0011	–
施雅迪爵士	–	1,364,006	1,364,006	0.1466	見附註1
唐寶麟	1,266	–	1,266	0.0001	–
一 'B'股					
何祖英	100,000	–	100,000	0.0033	–
何禮泰	158,000	–	158,000	0.0053	–
容漢新	–	200,000	200,000	0.0067	見附註2
利乾	750,000	20,500,000	21,250,000	0.7075	見附註3
施雅迪爵士	4,813,169	20,810,916	25,624,085	0.8531	見附註1

英國太古集團有限公司	持有身份 實益擁有 個人	持有身份 實益擁有 家族	持有身份 信託權益	股份總數	佔已發行資本百分比(%)	備註
一 每股一英鎊之普通股						
鄧蓮如勳爵	8,000	–	–	8,000	0.01	見附註4
容漢新	8,000	–	–	8,000	0.01	見附註4
施雅迪爵士	2,292,152	2,815,062	37,699,197	42,806,411	42.81	見附註5
一 年息八厘每股一英鎊之累積優先股						
鄧蓮如勳爵	2,400	–	–	2,400	0.01	見附註4
施雅迪爵士	1,187,958	843,411	11,668,415	13,699,784	45.67	見附註5

國泰航空有限公司	實益擁有(個人)	佔已發行資本百分比(%)
一 普通股		
何禮泰	12,000	0.0004

附註：

1. *所有由施雅迪爵士在「信託權益」項下持有之太古股份有限公司'A'股及'B'股股份均僅以受託人身份持有，其於該等股份中並無實益。*
2. *容漢新乃信託之受益人，該等信託持有列於「信託權益」項下之太古股份有限公司'B'股200,000股。*
3. *利乾乃一信託之受益人，該信託持有列於「信託權益」項下之太古股份有限公司'B'股20,500,000股。*
4. *施雅迪爵士於鄧蓮如勳爵及容漢新各自持有之4,000股英國太古集團有限公司普通股，以及於鄧蓮如勳爵持有之1,200股優先股有剩餘實益。因此，此等持股亞與施雅迪爵士之個人權益重複。*
5. *施雅迪爵士及其妻乃持有在「信託權益」一欄所列之普通股及優先股之信託之信託人，在此等股份中並無任何實益。*
   包括在施雅迪爵士個人實益擁有之股份中有18,426股普通股及2,453股優先股為其他人士持有，在此等股份中，施雅迪爵士有剩餘實益。

11. 或有債務及承擔

	二零零三年 六月三十日 港幣百萬元	二零零二年 十二月三十一日 港幣百萬元
截至本期期終資本性開支尚有承擔如下：		
已訂約但未在賬目中備付	**1,823**	2,129
已獲董事局批准但未訂約	**566**	499
已對下列截至本期期終尚欠之銀行借款及其他負債給予擔保：		
共同控制公司	**1,214**	1,211
第三方	**137**	143
	1,351	1,354

12. 有關連人士交易

英國太古集團有限公司與集團內若干公司訂有服務協議，提供服務予該等公司，並根據該等協議收取服務成本及費用。直至二零零二年六月三十日，協議另一方為英國太古集團有限公司，自二零零二年七月一日起則為英國太古集團有限公司之全資附屬公司香港太古集團有限公司。服務費用按有關公司扣除稅項、非經常性項目及少數股東權益前之綜合溢利(不包括出售固定資產及來自共同控制及聯屬公司之任何盈虧，但加回來自此等公司之應收股息予以調整)之2.5%(二零零二年:2.5%)計算。

本集團與有關連人士於集團正常業務範圍內進行之重大交易摘錄如下：

	截至六月三十日止六個月							
	共同控制公司		聯屬公司		同系附屬公司		中間控股公司	
附註	**二零零三年 港幣百萬元**	二零零二年 港幣百萬元	**二零零三年 港幣百萬元**	二零零二年 港幣百萬元	**二零零三年 港幣百萬元**	二零零二年 港幣百萬元	**二零零三年 港幣百萬元**	二零零二年 港幣百萬元
(a) 來自出售貨物及提供服務之收益	**15**	15	**4**	5	**–**	–	**–**	–
(a) 購買貨物及服務	**89**	95	**17**	15	**4**	5	**–**	–
(b) 租金收益	**2**	7	**4**	3	**4**	4	**20**	21
(c) 利息收入	**2**	4	**8**	10	**–**	–	**–**	–
(c) 利息支出	**3**	4	**–**	–	**–**	–	**–**	–

以上各項有關連人士交易並無構成上市規則所界定之須予披露關連交易。

附註：

(a) 向有關連人士出售貨物及提供服務，以及從有關連人士購入貨物及獲得服務，均是在正常業務範圍內，按不低於向本集團其他第三方顧客／供應商收取／應付及與之訂立之價格及條款進行。

(b) 太古地產集團曾在其正常業務範圍內，與有關連人士訂立租約，各租約期限不同，最長達六年。該等租約均按一般商業條款訂立。

(c) 向共同控制及聯屬公司提供之準股本借款為無息借款，而其他向共同控制公司提供之借款及欠共同控制公司之借款則按市場利率計息。所有借款均無固定之償還日期。

8. 貿易及其他應收款項

貿易及其他應收款項港幣十八億二千萬元包括應收貿易賬項港幣十一億一千四百萬元。應收貿易賬項之賬齡分析如下：

	二零零三年六月三十日 港幣百萬元	二零零二年十二月三十一日 港幣百萬元
少於三個月	**1,000**	888
三至六個月	**87**	60
六個月以上	**27**	25
	1,114	973

集團旗下公司各有不同之信貸政策，視乎其營業市場及業務之要求而定。編制應收賬項之賬齡分析並加以密切監察之目的，乃為盡量減低任何與應收款項有關之信貸風險。

9. 貿易及其他應付款項

貿易及其他應付款項港幣七十四億八千萬元包括應付貿易賬項港幣四億三千一百萬元。應付貿易賬項之賬齡分析如下：

	二零零三年六月三十日 港幣百萬元	二零零二年十二月三十一日 港幣百萬元
少於三個月	**427**	391
三至六個月	**2**	9
六個月以上	**2**	8
	431	408

10. 儲備

	收益儲備 港幣百萬元	物業估值儲備 港幣百萬元	股份溢價賬 港幣百萬元	資本贖回儲備 港幣百萬元	投資重估儲備 港幣百萬元	現金流量對沖儲備 港幣百萬元	總額 港幣百萬元
二零零二年十二月三十一日結算							
— 如原本列值	44,644	22,892	342	32	183	253	68,346
— 遞延税項會計政策變動(附註2及5)	(231)	–	–	–	–	–	(231)
— 如重列	44,413	22,892	342	32	183	253	68,115
本期溢利	1,187	–	–	–	–	–	1,187
購回本公司股份							
— 購回溢價	(59)	–	–	–	–	–	(59)
— 儲備之間轉撥	(1)	–	–	1	–	–	–
二零零二年末期股息	(1,378)	–	–	–	–	–	(1,378)
因減值而重列之商譽值	3	–	–	–	–	–	3
因出售投資物業而轉撥至營業溢利之重估盈餘	–	(70)	–	–	–	–	(70)
現金流量對沖匯兑差額							
— 於本期內確認	–	–	–	–	–	(193)	(193)
— 轉撥至損益賬	–	–	–	–	–	(13)	(13)
投資證券於本期內確認之重估虧損	–	–	–	–	(57)	–	(57)
二零零三年六月三十日結算	44,165	22,822	342	33	126	47	67,535

收益儲備包括本期擬派之中期股息港幣四億九千萬元(二零零二年十二月三十一日：二零零二年擬派末期股息港幣十三億七千八百萬元)。

5. 稅項(續)

對二零零二年十二月三十一日結算之資產負債表所作之調整如下：

	港幣百萬元
共同控制公司調增	328
聯屬公司調減	(5)
遞延稅項資產調增	52
遞延稅項負債調增	(692)
少數股東權益調減	86
收益儲備調減	**(231)**

截至二零零二年十二月三十一日止年度之溢利已減少港幣四千四百萬元，包括在稅項扣除港幣四千九百萬元及於少數股東權益記入港幣五百萬元。

6. 每股盈利

每股盈利乃以截至二零零三年六月三十日之股東應佔溢利港幣十一億八千七百萬元(二零零二年六月三十日：港幣二十七億一千六百萬元；二零零二年十二月三十一日：港幣五十三億六千萬元)，除以該期間已發行之'A'股930,580,476股及'B'股3,003,486,271股(二零零二年六月三十日：'A'股940,111,885股及'B'股3,059,301,271股；二零零二年十二月三十一日：'A'股938,809,367股及'B'股3,043,155,572股)之加權平均數。

7. 固定資產

	物業 港幣百萬元	機器及設備 港幣百萬元	船隻 港幣百萬元	總額 港幣百萬元
原價或估值：				
二零零二年十二月三十一日結算	63,540	3,887	4,101	71,528
匯兌差額	3	3	(1)	5
增購	560	106	482	1,148
出售	(102)	(105)	(27)	(234)
二零零三年六月三十日結算	64,001	3,891	4,555	72,447
折舊：				
二零零二年十二月三十一日結算	610	2,614	1,329	4,553
匯兌差額	–	1	–	1
本期折舊	28	155	75	258
出售	(3)	(95)	(27)	(125)
二零零三年六月三十日結算	635	2,675	1,377	4,687
賬面淨值：				
二零零三年六月三十日結算	63,366	1,216	3,178	67,760
二零零二年十二月三十一日結算	62,930	1,273	2,772	66,975

4. 財務支出淨額

	截至六月三十日止六個月		截至十二月三十一日止年度
	二零零三年 港幣百萬元	二零零二年 港幣百萬元	二零零二年 港幣百萬元
利息支出如下：			
銀行借款及透支	**52**	46	141
其他借款及債券	**393**	413	808
遞延入發展中之供出售物業			
一 附屬公司	**(28)**	(14)	(38)
一 共同控制公司	**(25)**	(38)	(67)
撥入成本			
一 投資物業	**(125)**	(87)	(205)
一 船隻	**(2)**	(5)	(7)
	265	315	632
利息收益如下：			
短期存款及銀行結餘	**(6)**	(6)	(12)
其他借款	**(37)**	(14)	(73)
	(43)	(20)	(85)
	222	295	547

5. 税項

	截至六月三十日止六個月		截至十二月三十一日止年度
	二零零三年 港幣百萬元	二零零二年 港幣百萬元 (重新列值)	二零零二年 港幣百萬元 (重新列值)
本公司及其附屬公司：			
香港 一 利得税	**171**	166	277
一 遞延税	**98**	19	34
海外 一 利得税	**55**	44	111
一 遞延税	**8**	24	58
共同控制公司：			
利得税	**29**	40	61
遞延税	**(60)**	(23)	(37)
聯屬公司：			
利得税	**99**	68	209
遞延税	**75**	36	59
	475	374	772

(a) 香港利得税乃以本期之估計應課税溢利按税率17.5%計算(二零零二年：16.0%)。海外税以集團在應課税國家，按當地適用税率計算。

(b) 根據會計實務準則第12號(經修訂)「所得税」所作之會計政策改變已追溯應用，比較數字已予重列。

2. 擬備基準及會計政策

除下述為遵照由香港會計師公會頒佈於二零零三年一月一日或以後開始的會計期生效的會計實務準則第12號（經修訂）「所得稅」而作出的會計政策變動外，此未經審核簡明綜合賬目是根據與二零零二年年度賬目所載的主要會計政策相符的基準編製。

因採用經修訂的會計實務準則第12號，遞延稅項現以負債法就資產及負債的評稅基準與其於賬目內的賬面值之間的暫時差異，作出全數準備。主要的暫時差異出現於固定資產折舊、退休福利準備及稅項虧損結轉；而關於收購方面，則出現於所購資產淨值的公平值與其評稅基準之間的差異。遞延稅項是以結算日實施或實際有效的稅率計算。

遞延稅項資產的確認範圍，是可用以扣除未來可供課稅溢利之暫時差異。

遞延稅項須就投資於附屬、共同控制及聯屬公司而引致的暫時差異作出準備，除非可控制暫時差異會在何時轉回，且暫時差異很可能不會在可見的未來轉回。

歷年來，遞延稅項的會計方法，是在預期於可見未來須予支付或可收回一項負債或資產時，以評稅用的溢利與賬目所列溢利間的時間差異計算。採納經修訂的會計實務準則第12號代表會計政策的轉變，並已追溯應用，有關的比較數據已予重列，以符合修訂後的政策。

於二零零二年及二零零三年一月一日結算的期初收益儲備已分別減少港幣一億八千七百萬元及港幣二億三千一百萬元，作為附屬、共同控制及聯屬公司未經撥備的遞延稅項負債淨額。此轉變對二零零二年十二月三十一日結算的資產負債表及截至該日止年度的損益賬的影響，載於附註5。

此簡明綜合賬目遵照由香港會計師公會頒佈的會計實務準則第25號「中期財務報告」的規定及香港聯合交易所有限公司上市規則的披露規定擬備。

3. 營業溢利

	截至六月三十日止六個月		截至十二月三十一日止年度
	二零零三年 港幣百萬元	二零零二年 港幣百萬元	二零零二年 港幣百萬元
營業溢利已扣除：			
售出存貨之成本	**2,771**	2,710	5,755
固定資產折舊	**258**	256	523
職員成本	**899**	871	1,766
營業租賃支出			
土地及樓宇	**55**	46	94
其他設備	**10**	15	19
遞延支出攤銷	**30**	29	74
減值虧損			
固定資產	**–**	–	93
商譽	**–**	–	41
投資證券	**–**	29	35
中國內地汽車業務改組成本	**–**	50	58
並經計入：			
租金收入總額	**2,157**	2,324	4,625
減：支出	**444**	464	992
租金收入淨額	**1,713**	1,860	3,633
船隻租金收入	**569**	456	991
出售發展物業溢利	**103**	11	125
出售固定資產溢利	**88**	314	416
出售共同控制公司溢利	**–**	68	88

1. 分部資料(續)

(a) 主要報告形式 — 按部門劃分業務(續):

截至二零零二年十二月三十一日止年度	公司及其附屬公司 營業總額 港幣百萬元	公司及其附屬公司 營業溢利 港幣百萬元	公司及其附屬公司 財務支出淨額 港幣百萬元	共同控制公司 應佔溢利減虧損 港幣百萬元	聯屬公司 應佔溢利減虧損 港幣百萬元	集團 除税前溢利 港幣百萬元	太古公司股東應佔溢利 港幣百萬元 (重新列值)
地產							
物業投資	4,693	3,338	(330)	22		3,030	2,419
物業買賣	565	125		54		179	155
出售投資物業	555	409				409	407
酒店及食肆				(36)	72	36	23
發展物業準備				(398)		(398)	(398)
	5,813	**3,872**	**(330)**	**(358)**	**72**	**3,256**	**2,606**
航空							
航空服務及航空飲食							
國泰航空集團					1,805	1,805	1,677
港龍航空公司					107	107	86
飛機工程					242	242	209
貨物處理					229	229	143
	–	**–**	**–**	**–**	**2,383**	**2,383**	**2,115**
飲料	**4,956**	**333**	**(41)**	**140**	**–**	**432**	**276**
海洋服務							
修船、地面工程及港口拖船				24		24	21
貨櫃處理				35	295	330	282
擁有及經營船隻	993	352	(12)	25		365	355
	993	**352**	**(12)**	**84**	**295**	**719**	**658**
貿易及實業							
汽車經銷	2,500	(131)	(7)			(138)	(174)
鞋及成衣經銷	674	43	(1)	(25)		17	7
廢料處理				89		89	75
飲料罐供應				14		14	13
漆油供應				19		19	18
其他業務	309	66		1		67	65
	3,483	**(22)**	**(8)**	**98**	**–**	**68**	**4**
總部	**127**	**(190)**	**(156)**	**–**	**–**	**(346)**	**(299)**
分部之間抵銷	**(157)**						
總計	**15,215**	**4,345**	**(547)**	**(36)**	**2,750**	**6,512**	**5,360**

1. 分部資料(續)

(a) 主要報告形式 — 按部門劃分業務(續):

截至二零零二年六月三十日止六個月	公司及其附屬公司 營業總額 港幣百萬元	公司及其附屬公司 營業溢利 港幣百萬元	公司及其附屬公司 財務支出淨額 港幣百萬元	共同控制公司 應佔溢利減虧損 港幣百萬元	聯屬公司 應佔溢利減虧損 港幣百萬元	集團 除稅前溢利 港幣百萬元	太古公司股東應佔溢利 港幣百萬元 (重新列值)
地產							
物業投資	2,355	1,723	(189)	11		1,545	1,232
物業買賣	129	11		52		63	58
出售投資物業	410	315				315	314
酒店及食肆				(9)	36	27	21
發展物業準備						–	–
	2,894	**2,049**	**(189)**	**54**	**36**	**1,950**	**1,625**
航空							
航空服務及航空飲食							
國泰航空集團					618	618	580
港龍航空公司					36	36	30
飛機工程					126	126	108
貨物處理					102	102	61
	–	**–**	**–**	**–**	**882**	**882**	**779**
飲料	**2,365**	**114**	**(23)**	**64**	**–**	**155**	**90**
海洋服務							
修船、地面工程及港口拖船				14		14	11
貨櫃處理				11	124	135	115
擁有及經營船隻	456	162	(5)	14		171	168
	456	**162**	**(5)**	**39**	**124**	**320**	**294**
貿易及實業							
汽車經銷	1,224	5	(4)			1	(22)
鞋及成衣經銷	325	26		7		33	25
廢料處理				37		37	32
飲料罐供應				7		7	7
漆油供應				4		4	4
其他業務	158	66		2		68	67
	1,707	**97**	**(4)**	**57**	**–**	**150**	**113**
總部	**12**	**(111)**	**(74)**	**–**	**–**	**(185)**	**(185)**
分部之間抵銷	**(28)**						
總計	**7,406**	**2,311**	**(295)**	**214**	**1,042**	**3,272**	**2,716**

1. 分部資料

(a) 主要報告形式 — 按部門劃分業務：

截至二零零三年六月三十日止六個月	公司及其附屬公司 營業總額 港幣百萬元	公司及其附屬公司 營業溢利 港幣百萬元	公司及其附屬公司 財務支出淨額 港幣百萬元	共同控制公司 應佔溢利減虧損 港幣百萬元	聯屬公司 應佔溢利減虧損 港幣百萬元	集團 除稅前溢利 港幣百萬元	太古公司股東應佔溢利 港幣百萬元
地產							
物業投資	2,193	1,576	(94)	12		1,494	1,126
物業買賣	350	103		(1)		102	144
出售投資物業	119	90				90	90
酒店及食肆				(1)	7	6	1
發展物業準備						–	–
	2,662	**1,769**	**(94)**	**10**	**7**	**1,692**	**1,361**
航空							
航空服務及航空飲食							
國泰航空集團					(500)	(500)	(582)
港龍航空公司					(47)	(47)	(50)
飛機工程					106	106	86
貨物處理					119	119	60
	–	**–**	**–**	**–**	**(322)**	**(322)**	**(486)**
飲料	**2,306**	**90**	**(12)**	**112**	**–**	**190**	**113**
海洋服務							
修船、地面工程及港口拖船				25		25	18
貨櫃處理				35	144	179	148
擁有及經營船隻	569	128	(10)	13		131	127
	569	**128**	**(10)**	**73**	**144**	**335**	**293**
貿易及實業							
汽車經銷	1,217	48	(3)			45	32
鞋及成衣經銷	387	23		2		25	18
廢料處理				38		38	33
飲料罐供應				21		21	20
漆油供應				3		3	6
其他業務	115	(11)				(11)	(11)
	1,719	**60**	**(3)**	**64**	**–**	**121**	**98**
總部	**15**	**(87)**	**(103)**	**–**	**–**	**(190)**	**(192)**
分部之間抵銷	**(31)**						
總額	**7,240**	**1,960**	**(222)**	**259**	**(171)**	**1,826**	**1,187**

業務分部之間的銷售以向非聯繫客戶出售同類貨物及服務而收取的市場競爭價格而計算。

(b) 次級報告形式 — 按地區劃分：

	營業總額			營業溢利／(虧損)		
	截至六月三十日止六個月		截至十二月三十一日止年度	截至六月三十日止六個月		截至十二月三十一日止年度
	二零零三年 港幣百萬元	二零零二年 港幣百萬元	二零零二年 港幣百萬元	**二零零三年 港幣百萬元**	二零零二年 港幣百萬元	二零零二年 港幣百萬元
香港	**3,391**	3,938	7,700	**1,605**	2,009	3,615
亞洲(不包括香港)	**1,612**	1,642	3,324	**48**	42	77
北美洲	**1,668**	1,370	3,200	**179**	98	301
擁有及經營船隻	**569**	456	991	**128**	162	352
	7,240	7,406	15,215	**1,960**	2,311	4,345

太古公司集團的業務主要以香港為基地。擁有及經營船隻業務屬國際性，不可歸入特定的地區。

綜合權益變動表

截至二零零三年六月三十日止六個月 － 未經審核

	截至六月三十日止六個月		截至十二月三十一日止年度
	二零零三年 港幣百萬元	二零零二年 港幣百萬元 (重新列值)	二零零二年 港幣百萬元 (重新列值)
一月一日結算			
一 如原本列值	**69,266**	72,825	72,825
一 有關遞延税項之會計政策變動(附註2及5)	**(231)**	(187)	(187)
一 如重列	**69,035**	72,638	72,638
商譽值重列			
一 因出售附屬及聯屬公司	**–**	3	22
一 因減值	**3**	–	93
年內物業估值減少	**–**	–	(5,367)
應佔共同控制公司持有投資物業之重估虧損	**–**	–	(41)
因出售投資物業而轉撥至營業溢利之重估盈餘	**(70)**	(337)	(452)
現金流量對沖匯兑差額			
一 於本期內確認	**(193)**	(529)	(600)
一 轉撥至損益賬	**(13)**	(198)	(333)
投資證券於本期內確認之重估(虧損)／盈餘	**(57)**	185	49
匯兑差額	**–**	21	3
未於綜合損益賬確認之虧損淨額	**(330)**	(855)	(6,626)
本期溢利	**1,187**	2,716	5,360
已付股息	**(1,378)**	(1,179)	(1,797)
購回公司股份			
一 購回及註銷股份	**(1)**	–	(11)
一 購回溢價	**(59)**	–	(529)
於期末結算	**68,454**	73,320	69,035
組成：			
除擬派股息後結餘	**67,964**	72,702	67,657
擬派股息	**490**	618	1,378
	68,454	73,320	69,035

綜合現金流量表

截至二零零三年六月三十日止六個月 — 未經審核

	截至六月三十日止六個月		截至十二月三十一日止年度
	二零零三年 港幣百萬元	二零零二年 港幣百萬元	二零零二年 港幣百萬元
營運業務			
來自營運之現金	**1,942**	2,041	4,462
已付利息	**(451)**	(462)	(1,007)
已收利息	**43**	19	85
已付利得稅	**(123)**	(71)	(298)
	1,411	1,527	3,242
共同控制及聯屬公司及其他投資之已收股息	**1,070**	552	1,245
來自營運業務之現金淨額	**2,481**	2,079	4,487
投資業務			
收購固定資產	**(1,021)**	(880)	(2,099)
出售固定資產所得款項	**332**	410	605
收購在共同控制公司股權及予共同控制公司借款	**(56)**	(32)	(420)
收購在聯屬公司股權及予聯屬公司借款	**(140)**	–	(3)
出售在共同控制公司股權及共同控制公司之還款	**740**	2,088	2,434
出售在聯屬公司股權及聯屬公司之還款	**–**	199	200
出售在投資證券之股權及投資證券之還款	**10**	9	10
收購投資證券	**–**	(35)	(35)
長期應收款項(增加)／減少	**(1)**	10	23
遞延支出	**(39)**	(21)	(62)
投資業務(使用)／產生之現金淨額	**(175)**	1,748	653
融資前現金流入淨額	**2,306**	3,827	5,140
融資業務			
動用借款及再籌資	**1,097**	300	862
償還借款	**(1,551)**	(2,829)	(3,290)
向少數股東償還借款	**(116)**	(42)	(175)
購回公司股份	**(60)**	–	(540)
已付股息 — 股東	**(1,378)**	(1,179)	(1,797)
— 少數股東權益	**(69)**	(50)	(87)
融資使用之現金淨額	**(2,077)**	(3,800)	(5,027)
現金及現金等價物之增加	**229**	27	113
一月一日結算之現金及現金等價物	**464**	349	349
貨幣調整	**–**	6	2
於期末結算之現金及現金等價物	**693**	382	464
組成：			
於三個月內到期並持有至到期之非上市證券	**3**	65	2
銀行結存及於三個月內到期之短期存款	**702**	317	472
銀行透支	**(12)**	–	(10)
	693	382	464

綜合資產負債表

二零零三年六月三十日結算 -- 未經審核

	附註	二零零三年六月三十日 港幣百萬元	二零零二年十二月三十一日 港幣百萬元 (重新列值)
資產			
非流動資產			
固定資產	7	**67,760**	66,975
共同控制公司		**5,343**	5,845
聯屬公司		**16,707**	17,983
投資證券及長期應收款項		**331**	338
遞延支出		**195**	217
遞延税項資產		**61**	59
退休福利資產		**131**	128
		90,528	91,545
流動資產			
供出售物業		**2,666**	2,442
存貨及進行中工程		**850**	932
貿易及其他應收款項	8	**1,820**	2,146
持有至到期之證券 — 非上市		**3**	2
短期存款及銀行結餘		**702**	472
		6,041	5,994
流動負債			
貿易及其他應付款項	9	**7,480**	7,630
税項		**409**	306
銀行透支及短期借款		**1,347**	1,683
一年內須償還之長期借款及債券		**2,353**	3,107
		11,589	12,726
流動負債淨額		**(5,548)**	(6,732)
資產總額減流動負債		**84,980**	84,813
非流動負債			
永久資本證券		**4,642**	4,642
長期借款及債券		**5,962**	5,324
遞延税項負債		**838**	730
遞延負債		**110**	107
退休福利負債		**116**	114
		11,668	10,917
少數股東權益		**4,858**	4,861
資產淨值		**68,454**	69,035
資本及儲備			
股本		**919**	920
儲備	10	**67,535**	68,115
股東資金		**68,454**	69,035

綜合損益賬

截至二零零三年六月三十日止六個月 — 未經審核

	附註	截至六月三十日止六個月		截至十二月三十一日止年度
		二零零三年 港幣百萬元	二零零二年 港幣百萬元 (重新列值)	二零零二年 港幣百萬元 (重新列值)
營業總額		**7,240**	7,406	15,215
銷售成本		**(3,778)**	(3,627)	(7,727)
溢利總額		**3,462**	3,779	7,488
其他收益		**14**	98	133
分銷成本		**(936)**	(894)	(1,814)
行政開支		**(486)**	(501)	(1,032)
其他營業開支		**(94)**	(171)	(430)
營業溢利	3	**1,960**	2,311	4,345
財務支出		**(265)**	(315)	(632)
財務收入		**43**	20	85
財務支出淨額	4	**(222)**	(295)	(547)
應佔共同控制公司溢利減虧損		**259**	214	(36)
應佔聯屬公司溢利減虧損		**(171)**	1,042	2,750
除税前溢利		**1,826**	3,272	6,512
税項	5	**475**	374	772
除税後溢利		**1,351**	2,898	5,740
少數股東權益		**164**	182	380
股東應佔溢利		**1,187**	2,716	5,360
股息				
中期 — 擬派／已付		**490**	618	618
末期 — 擬派		**–**	–	1,378
		490	618	1,996
		港仙	港仙	港仙
每股盈利	6			
'A'股		**77.5**	175.0	346.4
'B'股		**15.5**	35.0	69.3

	二零零三年	二零零二年		
	中期 港仙	中期 港仙	末期 港仙	總額 港仙
每股股息				
'A'股	**32.0**	40.0	90.0	130.0
'B'股	**6.4**	8.0	18.0	26.0

融資來源

於二零零三年六月三十日，已承擔的借款融資及債務證券達港幣一百七十二億六千六百萬元，其中港幣四十一億零九百萬元或24%仍未動用。連同未承擔的未動用融資港幣二十二億六千六百萬元，可動用的融資為港幣六十三億七千五百萬元。

	可動用 港幣百萬元	已動用 港幣百萬元	未動用 港幣百萬元
已承擔融資			
永久資本證券	4,642	4,642	–
債券	2,321	2,321	–
私人配售	852	852	–
定息／浮息票據	2,000	2,000	–
銀行及其他借款	7,451	3,342	4,109
	17,266	13,157	4,109
未承擔融資			
貨幣市場及其他	3,413	1,147	2,266

或有債務

二零零三年六月三十日結算對共同控制公司及第三方給予擔保的銀行借款及其他負債數額為港幣十三億五千一百萬元，二零零二年十二月三十一日結算為港幣十三億五千四百萬元。

衍生工具交易

下述由太古公司及其附屬公司進行的衍生工具交易在二零零三年上半年到期。

- 為對冲鋁價而進行合共港幣八千三百萬元的選擇權、掉期及期貨交易。此等鋁是供太古飲料製罐之用。
- 一項本金港幣十二億元的浮息利率掉期交易，將浮息付息（太古所付）對換為定息付款（太古所收）。

其他列載於二零零二年報告書第34頁的衍生工具交易於二零零三年六月三十日尚未平倉。該報告書亦列述本集團的財務管理政策。

於共同控制及聯屬公司之債項

根據香港會計準則，本集團的資產負債表並不包括於其共同控制及聯屬公司的債務淨額。此等公司於二零零三年六月三十日及二零零二年底的債務淨額狀況如下：

	債務淨額		太古公司應佔債務淨額部分		由太古公司或其附屬公司擔保之債項	
	二零零三年六月三十日 港幣百萬元	二零零二年十二月三十一日 港幣百萬元	**二零零三年六月三十日 港幣百萬元**	二零零二年十二月三十一日 港幣百萬元	**二零零三年六月三十日 港幣百萬元**	二零零二年十二月三十一日 港幣百萬元
地產部門	**2,323**	2,404	**716**	736	**343**	349
航空部門						
國泰航空	**11,230**	9,645	**5,187**	4,414	**–**	–
香港空運貨站	**2,434**	2,711	**599**	666	**–**	–
港龍航空	**2,781**	2,606	**443**	413	**–**	–
航空部門其他公司	**201**	(45)	**26**	(91)	**8**	–
飲料部門	**(389)**	(167)	**(218)**	(97)	**–**	–
海洋服務部門	**2,045**	1,707	**568**	499	**500**	500
貿易及實業部門	**(130)**	(42)	**(50)**	(14)	**–**	–
	20,495	18,819	**7,271**	6,526	**851**	849

現金流量摘要

	截至六月三十日止六個月 二零零三年 港幣百萬元	截至十二月三十一日止年度 二零零二年 港幣百萬元
業務及投資產生之現金淨額		
來自營運之現金	**1,942**	4,462
資產變現所得現金*	**1,081**	3,272
已收股息	**1,070**	1,245
資本開支及投資**	**(1,256)**	(2,619)
稅項及已付利息淨額	**(531)**	(1,220)
	2,306	5,140
已付股東現金及利用外債籌資淨額		
股份回購	**(60)**	(540)
已付股息	**(1,447)**	(1,884)
借款減少	**(570)**	(2,603)
	(2,077)	(5,027)
現金及現金等價物之增加	**229**	113

* *包括出售固定資產所得款項、出售共同控制及聯屬公司及投資證券之股權及共同控制及聯屬公司及投資證券之還款，及長期應收款項的變動淨額。*

** *包括固定資產及遞延開支的增加、收購在共同控制及聯屬公司及投資證券之股權及予共同控制及聯屬公司及投資證券之借款。*

資產變現所得現金主要來自出售維景灣畔及雅賓利單位的售樓收益。其他收入包括出售太古飲品(東莞)有限公司及香港紗廠工業大廈所得的收益。

主要的資本支出是有關康橋大廈及太古廣場三座的建築成本以及於離岸支援船隻的投資。

總值港幣十四億元的定息及浮息票據以現有的銀團貸款撥款償還。其他還款是有關償還銀團貸款及雙邊循環信貸的已動用資金，還款資金來自營運及資產變現所得的現金。已於七月安排一項港幣二十三億元的新銀團貸款，用以提供額外的已承擔融資。

淨債務及資本與負債比率

二零零三年六月三十日結算的股東資金及少數股東權益總額為港幣七百三十三億一千二百萬元(二零零二年十二月三十一日：港幣七百三十八億九千六百萬元)。二零零三年六月三十日結算，借款淨額為港幣一百三十五億零五百萬元，二零零二年十二月三十一日為港幣一百四十一億八千八百萬元。

本集團的資本與負債比率為18%，二零零二年十二月三十一日則為19%。本集團的借款總額中，55%以定息安排，45%以浮息安排。

貸款總額分析

還款期限	港幣百萬元	
一年內	3,700	26%
一至兩年	2,621	18%
兩至五年	3,341	23%
五年以上	4,642	33%
	14,304	100%

貨幣	港幣百萬元	
港幣	7,845	55%
美元	5,985	42%
新台幣	445	3%
其他	29	–%
	14,304	100%

此部門上半年錄得應佔溢利港幣九千八百萬元，去年同期則為港幣一億一千三百萬元。部門大部分業務在第一季錄得銷量增長，但第二季卻因非典型肺炎爆發影響該部門在香港、中國內地及台灣各主要市場，表現因而大受打擊。

附屬公司

太古汽車集團錄得溢利港幣四千八百萬元，而去年同期的撥備後溢利則為港幣五百萬元。太古汽車台灣業務於上半年錄得的營業溢利較二零零二年下降24%，原因是非典型肺炎打擊四月及五月的銷量，不過市場自此已恢復。然而，台幣持續疲弱，逼使代理商以較高價格進口汽車，減低購買進口車的負擔能力。二零零二年旗下公司的代理組合加入奧迪牌汽車，加強了該地業務。下半年的展望良好。

該部門現已撤出中國內地的汽車分銷業務。香港的汽車分銷業務亦進行重組。

太古資源經營此部門的運動鞋及運動服業務，現時在香港經營六十一家分店，中國內地的分店則有二十七家。上半年銷量較二零零二年同期上升19.1%，但溢利卻下跌11.5%，至港幣二千三百萬元。普遍而言，該公司對非典型肺炎爆發期間香港零售需求崩潰能作出妥善的應變安排，但由於該公司為維持銷量而推出特別優惠，致令邊際利潤下降。專營權商譽撇賬，亦對業績造成影響。

太古糖業上半年錄得虧損港幣二百五十萬元，而去年同期則錄得虧損港幣十萬元。該公司在港業務穩定，已挽回部分零售市場佔有率。該公司於五月在廣州新設一所包裝廠房，並以一項大型推廣計劃在中國內地重新推出太古品牌。

太古國光上半年錄得虧損港幣三百九十萬元，二零零二年的虧損則為港幣三十萬元。因若干主要建造工程延誤，業績遠遜於預算。由於已有確實的訂單，下半年的業績應有進步。

共同控制公司

太古昇達廢料處理的溢利稍高於去年。香港的轉運站及堆填區表現良好。雖然處理噸數普遍下降，但已妥善控制成本，有關的價格指標跌勢五年來首次略為放緩。該公司於台灣高雄市的廢料回收焚化廠繼續出現超過預期的虧損。

皇冠製罐集團的溢利較去年同期有顯著改善。對集團旗下各公司的產品需求繼續增加，價格穩定，尤以華南地區為甚。非典型肺炎在北京爆發，為四、五月份業績帶來負面影響。下半年展望應令人鼓舞。

卜內門太古漆油在中國內地的銷量強勁，較去年同期增長20%。如沒有非典型肺炎，銷量增長應可達更高水平。為配合在下半年於若干二級城市推出各卜內門高級品牌及推出一個針對更大的中價市場的新品牌而展開的大型推廣活動，帶來龐大的宣傳開支，因而對溢利造成負面影響。地產市道疲弱，繼續影響香港的業務。

此部門於上半年錄得應佔溢利港幣二億九千三百萬元，二零零二年同期則為港幣二億九千四百萬元。

太古海洋開發由於船隊規模擴大而達致收益提高，但因全球對石油勘探及海底建設活動的需求減弱，致令船隊的使用率及租船費用下降。展望下半年，前景仍未明朗。該公司於首六個月內接收其現行新船計劃的最後一艘擁有7,200匹制動馬力的UT-738停泊處理拖拉補給船（「補給船」）及另外三艘擁有10,800匹制動馬力的UT-710補給船。本年下半年將接收另外兩艘擁有10,800匹制動馬力的補給船，而最近訂購的兩艘擁有4,830匹制動馬力的補給船將於二零零四年及二零零五年接收。其共同控制公司亦於二零零三年上半年增加一艘船隻。

香港聯合船塢因需求疲弱及業內出現供過於求現象使船隻修理設施使用量下降，對該公司造成負面影響，導致盈利率下降。

香港打撈及拖船因香港港口船隻活動量增加及出售四艘拖船獲利而錄得業績上升。該公司於首六個月接收三艘拖船，另於二零零三年下半年及二零零四年將再接收另外三艘拖船。該公司於二零零三年六月購入在墨爾本及布里斯班作業的港口拖船公司Australian Maritime Services五成半股權。

現代貨箱碼頭及蛇口集裝箱碼頭的盈利率均較去年同期上升，華南市場出現強勁增長，使兩個碼頭達致破紀錄的吞吐量。此趨勢預料會在下半年持續。蛇口集裝箱碼頭繼續受惠於深圳地區的持續急劇增長及貨運費用的整體提高。兩個新泊位中的首個泊位於二零零三年八月落成後，將可紓緩目前容量的限制。

貿易及實業部門

	截至六月三十日止六個月		截至十二月三十一日止年度
	二零零三年 港幣百萬元	二零零二年 港幣百萬元	二零零二年 港幣百萬元
營業總額			
太古汽車集團	**1,217**	1,224	2,500
太古資源集團	**387**	325	674
其他附屬公司	**115**	158	309
	1,719	1,707	3,483
營業溢利／(虧損)			
太古汽車集團	**48**	5	(131)
太古資源集團	**23**	26	43
其他附屬公司及總部成本	**(11)**	(2)	(2)
出售共同控制公司溢利	**–**	68	68
	60	97	(22)
應佔溢利／(虧損)			
太古汽車集團	**32**	(22)	(174)
太古資源集團	**18**	21	35
其他附屬公司及總部成本	**(11)**	65	65
	39	64	(74)
應佔除税前溢利／(虧損)			
共同控制公司			
太古昇達集團	**38**	37	89
皇冠製罐集團	**21**	7	14
卜內門太古漆油	**3**	4	19
其他	**5**	8	10
運動鞋專營權撇賬	**(3)**	–	(35)
已結業業務	**–**	1	1
	64	57	98
應佔溢利	**98**	113	4

飲料部門上半年應佔溢利為港幣一億一千三百萬元，去年同期溢利為港幣九千萬元，銷量上升2%。有關非典型肺炎的憂慮使第二季銷量下降。然而，基本的品牌力量及良好的市場執行情況，均有助業績在消費行為回復正常時再度恢復強勁的整體增長。

主要受非碳酸飲料產品的增長帶動，**中國內地**首六個月銷量較二零零二年同期上升9%。成功推出雀巢茶類產品，及Qoo產品種類進一步增長，有助提高對茶類及果汁類產品品牌的認知。此外，更妥善地統籌整個系統內的所有採購環節，在減省成本上，尤其在物料方面，帶來了頗大的效果。整體而言，中國內地業務的溢利大幅增長。新的市場推廣活動及產品的推出，預料將為下半年帶來更大的增長。

目前普遍疲弱的經濟，以及於四月及五月非典型肺炎對消費行為的影響，使**香港**業務在定價及銷量上面對更大壓力。雖然推出新產品及口味，以及飛雪礦泉水業績進一步增長，但整體銷量仍較去年上半年下跌6%。嚴格控制營運成本，部分但非全部抵銷失去的溢利貢獻。自香港被確認為已無非典型肺炎地區以來，銷售表現轉強，預料此表現將於下半年持續。

台灣在首六個月的銷量較去年同期下跌15%，原因是汽水產品類別持續下降及消費需求減少。溢利相應下降，但跌幅部分為融資費用下降及減省營運成本所抵銷。受大型銷售推廣計劃及連串新產品的推出所支持，下半年銷量預期將隨著消費模式回復正常而回升。

與市場上其他裝瓶公司一樣，**美國**業務受整體經濟趨勢影響，銷量下跌2%。價格的調升和成本的減省，足以抵銷銷量不足的影響有餘。

海洋服務部門

	截至六月三十日止六個月		截至十二月三十一日止年度
	二零零三年 港幣百萬元	二零零二年 港幣百萬元	二零零二年 港幣百萬元
太古海洋開發			
營業總額	**569**	456	993
營業溢利	**128**	162	352
應佔溢利	**127**	168	355
應佔除稅前溢利			
共同控制公司及聯屬公司			
修船、地面工程及港口拖船	**25**	14	24
貨櫃碼頭業務	**179**	135	330
離岸石油支援服務	**13**	14	25
	217	163	379
應佔溢利	**293**	294	658

營業撮要

	截至六月三十日止六個月		截至十二月三十一日止年度
	二零零三年	二零零二年	二零零二年
船隊規模(船隻數目)			
太古海洋開發	**61**	52	56
香港打撈及拖船	**25**	25	26
總數	**86**	77	82
貨櫃碼頭吞吐量(千個標準貨櫃)			
現代貨箱碼頭	**2,021**	1,647	3,775
蛇口集裝箱碼頭	**634**	347	884
總數	**2,655**	1,994	4,659

(二零零二年為港幣二千九百萬元)，香港航空發動機維修服務的貢獻則為港幣八千萬元(二零零二年為港幣四千七百萬元)。香港航空發動機維修服務的發動機吞吐量增加13%，本期共為九十台發動機進行維修，去年同期則為八十台。然而，非典型肺炎疫潮對基地維修及發動機大修業務一些延遲出現的影響，將於本年下半年浮現。

港龍航空公司(港龍航空)：非典型肺炎在香港、中國內地及台灣爆發，導致客運量嚴重下降，港龍航空因而錄得中期虧損。該公司在第二季將可載客量削減超過六成，停飛十一架飛機。

載客人次由二零零二年上半年的一百六十萬降至一百一十萬。即使大幅減少可載客量，但乘客運載率仍由去年同期航班全面運作時的64.5%降至50.4%。

隨著世界衛生組織把香港、中國內地及台灣剔出非典型肺炎疫區名單，該公司預期於本年第三及第四季把可載客量分別回復至計劃水平的80%及100%。

非典型肺炎爆發對貨運服務影響較少，貨物運載率錄得6.6個百分點的升幅，致令貨物運載噸數整體增長49.6%。

香港空運貨站公司(香港空運貨站)：雖然爆發非典型肺炎，但香港空運貨站仍錄得良好業績，處理噸數與二零零二年同期比較增長5.3%。

航空飲食：非典型肺炎爆發嚴重影響航空飲食業務的中期業績，國泰航空飲食服務(香港)及所有海外航空飲食設施已實施嚴格的成本控制措施。

香港機場地勤服務：由於大量航班取消，香港機場地勤服務錄得中期虧損。

飲料部門

	截至六月三十日止六個月		截至十二月三十一日止年度
	二零零三年 港幣百萬元	二零零二年 港幣百萬元	二零零二年 港幣百萬元
營業總額*	**2,306**	2,365	4,956
營業溢利	**90**	114	333
應佔除稅前溢利共同控制公司	**112**	64	140
應佔溢利	**113**	90	276

** 營業總額不包括中國內地的業務，該等業務全部均為共同控制公司。二零零三年上半年來自中國內地業務的營業總額為港幣十七億八千一百萬元(二零零二年上半年為港幣十六億一千五百萬元；全年則為港幣三十二億零三百萬元)。*

分部資料

	營業總額			應佔溢利		
	截至六月三十日止六個月		截至十二月三十一日止年度	截至六月三十日止六個月		截至十二月三十一日止年度
	二零零三年 港幣百萬元	二零零二年 港幣百萬元	二零零二年 港幣百萬元	**二零零三年 港幣百萬元**	二零零二年 港幣百萬元	二零零二年 港幣百萬元
香港	**584**	610	1,323	**24**	48	138
美國	**1,321**	1,292	2,696	**49**	41	110
中國內地	**–**	–	–	**49**	10	33
台灣	**401**	463	937	**3**	11	30
總部 — 成本	**–**	–	–	**(12)**	(20)	(35)
	2,306	2,365	4,956	**113**	90	276

	截至二零零三年六月三十日止六個月				
	總數	香港	美國	台灣	中國內地
銷量(百萬箱)	185.3	19.8	36.9	18.6	110.0
專營地區人口(百萬人)	420.2	6.8	5.7	23.0	384.7
廠房數目	14	1	2	2	9
僱員數目	11,761	1,188	1,742	861	7,970

航空部門(續)

營業撮要

國泰航空公司		截至六月三十日止六個月		變幅
		二零零三年	二零零二年	
收入乘客千米數	百萬	**17,273**	23,072	**-25.1%**
乘客運載人次	千位	**4,019**	5,932	**-32.3%**
乘客運載率	%	**64.4**	78.1	**-13.7個百分點**
乘客收益率	港仙	**42.8**	45.4	**-5.7%**
運載貨物	千噸	**406**	386	**+5.2%**
貨物及郵件運載率	%	**69.2**	70.2	**-1.0個百分點**
貨物及郵件收益率	港元	**1.72**	1.83	**-6.0%**
每可用噸千米成本	港元	**2.09**	2.26	**-7.5%**
除燃料外之每可用噸千米成本	港元	**1.70**	1.90	**-10.5%**
飛機使用量	每日時數	**11.1**	11.8	**-5.9%**
航班準時表現	%	**91.7**	90.7	**+1.0個百分點**

國泰航空有限公司：國泰航空於二零零三年上半年面對該公司有史以來最嚴峻的考驗。三月中在香港爆發的非典型肺炎疫潮嚴重影響該公司的收益。乘客數目驟降至低於正常水平的五分之一，於四月十一日，該公司發出歷來首次盈利警告。今年首六個月，國泰航空集團錄得虧損港幣十二億四千一百萬元，而二零零二年上半年則錄得溢利港幣十四億一千二百萬元。

二零零三年上半年的客運收益縮減29.5%，乘客數目與去年同期比較下降32.3%。雖然座位數量減少9.2%，但乘客運載率仍下降至64.4%。乘客收益率下降5.7%至港幣42.8仙。

貨運服務需求仍然強勁，尤以前往歐洲及北美洲各主要市場為甚。貨運收益較去年同期上升11.4%。貨運收益率下降6.0%至港幣1.72元。

非典型肺炎爆發後，國泰航空迅速作出應變，通過削減客運航班來控制成本及保留現金儲備。在情況最嚴重時，國泰航空削減了45%客運航班及停飛了二十二架飛機。該公司的股東及員工分別同意調減二零零二年度末期股息及接受無薪假期，以支持公司。

截至二零零三年中，國泰航空機隊共有八十架飛機，包括六十九架客機及十一架貨機。另外六架飛機，包括三架B777-300及三架A330-300型飛機，將於二零零三年底及二零零四年初接收。自二零零一年底開始停飛的一架B747-200型貨機已重新投入服務。

在世界衛生組織解除旅遊警告及其後將香港剔出非典型肺炎疫區名單後，國泰航空迅即開始恢復服務，現時運作的客運航班是原來水平的90%，並計劃於九月全面恢復客運航班。

國泰航空亦推出連串特別的推廣活動，藉此挽回失去的業務。該公司聯合發起為恢復港人消費信心而展開的「同心為香港」運動，並且響應「心連心　香港再起飛」大行動，推出前往全球四十多個城市的特惠套票。

香港空運牌照局於四月發給國泰航空經營北京、上海及廈門航線的空運牌照。為開辦此等航線，國泰航空現正按既定程序向香港及中國內地有關規管機關申請審批。預期往北京的服務將於二零零三年內開辦。

香港華民航空(華民航空)：非典型肺炎對航空貨運業務影響不大，該公司錄得滿意的中期溢利，而去年同期則錄得虧損。

由於在二零零二年七月交還兩架飛機給國泰航空，可運載量減少84.6%。運載率減至55.8%，收益率則大幅上升，原因是該公司將經營重點轉移至短途貨運業務。華民航空利用一架濕租的B727-200型貨機，於三月開辦每週四班前往曼谷的服務。

為擴大其亞洲速遞貨運網絡，華民航空已訂購六架新的A300-600型貨機，將於二零零四年及二零零五年初接收。

香港飛機工程公司(港機工程)：港機工程於二零零三年上半年錄得股東應佔溢利港幣一億九千萬元，而去年同期則錄得溢利港幣二億四千萬元，反映缺少去年的準備回撥，以及在非典型肺炎疫潮期間外勤維修收益減少。平均每日處理飛機一百六十四架，而去年上半年則為一百九十一架。由港機工程與廈門太古飛機工程運作的大規模維修及改裝工程設施繼續保持良好的使用量，廈門太古飛機工程第三個機庫已於二零零三年三月二十四日啟用。廈門太古飛機工程的貢獻為港幣四千六百萬元

二零零三年上半年已完成兩項物業的興建工程：

- 位於太古坊的康橋大廈，一幢提供約二十七萬一千平方呎寫字樓樓面的辦公大樓。
- 山頂甘道3號，一項共有四間豪華獨立屋的供出售物業。

太古廣場三座的興建工程正在積極進行，該項目將提供六十三萬平方呎寫字樓樓面，將於二零零四年中落成。

位於鰂魚涌的益新工業大廈及萬邦工業大廈舊址拆卸工程已經展開，該地盤暫時稱為華蘭路16號。有關在該處興建約一百五十五萬平方呎面積辦公大樓的建築圖則已通過審批。

香港物業買賣：住宅市場在二零零三年上半年情況仍然極其艱難，雖然買家意欲在六月份已有提升。維景灣畔第三期已於五月及七月取得入伙紙，此項目尚有1,364個未售單位。海堤灣畔及東堤灣畔於上半年售出497個單位，尚有434個單位仍未售出。逸濤灣共有112個未售單位。

包括兩座大廈共442個住宅單位的鰂魚涌住宅項目逸樺園已經落成，將於短期內推出發售。

出售投資物業：雅賓利於二零零三年上半年再售出5個單位，尚有43個單位仍未售出。

酒店：入境旅客量於第二季驟降，對位於太古廣場的萬豪酒店、港麗酒店及港島香格里拉酒店的入住率帶來極大影響。業務已開始回升，但仍須一段時間始能回復。

美國：太古地產在邁阿密的發展項目銷售情況持續穩定。於二零零二年底落成的Courts Brickell Key尚有42個未售單位。Jade Residences的興建工程正如期進行，預計於二零零四年底落成，目前尚有25個未售單位。

太古城仲裁：香港特區政府地政總署要求就太古城中心四座、三座及一座辦公大樓及太古城海天花園住宅計劃補付地價及利息，有關此申索之仲裁於二零零一年一月宣佈判決，政府於是次仲裁得直。終審法院最近拒絕太古地產申請法庭許可，就該仲裁判決的一項元素基於法律觀點提出上訴。太古地產將根據仲裁安排的程序，與港府商討此項判決所帶出的連串問題。太古公司集團在此事件中的現金風險的最佳評估仍維持於港幣四十五億元，該金額已計入太古公司集團於二零零零年十二月三十一日結算的賬目。然而，政府應得的補地價及任何利息的數額，以及重估儲備、保留盈利及本年度損益三者之間的現金付款分配，則仍未確定。

航空部門

	截至六月三十日止六個月		截至十二月三十一日止年度
	二零零三年 港幣百萬元	二零零二年 港幣百萬元	二零零二年 港幣百萬元
除稅前應佔(虧損)／溢利			
聯屬公司			
國泰航空集團*	**(500)**	618	1,805
香港飛機工程集團	**106**	126	242
港龍航空公司	**(47)**	36	107
香港空運貨站	**119**	102	229
	(322)	882	2,383
應佔(虧損)／溢利	**(486)**	779	2,115

** 此等數據並不包括國泰航空公司應佔香港飛機工程集團、港龍航空公司及香港空運貨站之溢利，該等公司的數據已記入各自的應佔數據內。*

地產部門

	截至六月三十日止六個月		截至十二月三十一日止年度
	二零零三年 港幣百萬元	二零零二年 港幣百萬元	二零零二年 港幣百萬元
營業總額			
租金收入總額			
寫字樓	**997**	1,090	2,155
零售物業	**1,035**	1,077	2,170
住宅	**125**	148	285
其他收入	**36**	40	83
物業投資	**2,193**	2,355	4,693
物業買賣	**350**	129	565
出售投資物業	**119**	410	555
營業總額	**2,662**	2,894	5,813
營業溢利			
物業投資	**1,576**	1,723	3,338
物業買賣	**103**	11	125
出售投資物業	**90**	315	409
營業溢利總額	**1,769**	2,049	3,872
應佔共同控制及聯屬公司除税前溢利			
一般業務	**17**	90	112
非經常性項目	**–**	–	(398)
	17	90	(286)
應佔溢利	**1,361**	1,625	2,606

營業撮要
投資物業組合 — 總樓面面積(千平方呎)

地點	總面積	寫字樓	科技中心	零售物業	住宅
太古廣場	2,887	1,559	–	711	617
太古坊	4,327	2,516	1,811	–	–
太古城中心	2,751	1,646	–	1,105	–
又一城	1,214	232	–	982	–
其他	934	183	–	574	177
已落成總面積	**12,113**	**6,136**	**1,811**	**3,372**	**794**
發展中及有待發展面積	3,261	3,240	–	4	17
總面積	**15,374**	**9,376**	**1,811**	**3,376**	**811**

香港投資物業：二零零三年六月三十日止上半年的租金收入總額為港幣二十一億五千七百萬元，二零零二年同期則為港幣二十三億一千五百萬元。本已疲弱的寫字樓樓面需求期內受外圍因素影響，進一步被削弱，與此同時市場上存在相當數量的過剩供應。因此，寫字樓物業組合續訂租約的租金水平呈下調趨勢，租用率亦下降。隨著環球經濟環境復甦，營商意欲應會改善，但寫字樓市場過剩的供應將需要一段時間消化。

零售業在年初表現強勁，但之後在四月及五月全港零售業務急挫，原因是非典型肺炎爆發導致來港旅客數目暴跌，本地市民亦減少非必要支出。太古城中心及又一城銷量回升，反映本地需求已大致恢復。在四月及五月份，按個別情況給予若干主要零售夥伴租金優惠，但對期內租金收入總額並沒有特別大的影響。

綜合業績

二零零三年上半年股東應佔溢利為港幣十一億八千七百萬元，與二零零二年上半年比較下跌56%。

董事局已於今天宣佈派發中期股息'A'股每股港幣32.0仙（二零零二年為港幣40.0仙）及'B'股每股港幣6.4仙（二零零二年為港幣8.0仙），並定於二零零三年十月二日派發予於二零零三年九月十九日辦公時間結束時名列股東名冊內的股東。股票過戶手續將於二零零三年九月十五日至九月十九日（包括首尾兩天）暫停辦理。

非典型肺炎對業績的影響

本集團年初表現良好，伊拉克戰事對旗下航空業務的影響不大。但到了三月下旬，國際間對非典型肺炎擴散的憂慮及為此而設的措施不斷增加，使乘客數目驟降，導致集團的航空業務出現重大的財務損失。國泰航空於四月十一日發出盈利警告，而國泰航空與港龍航空均大幅削減航機班次、停飛航機及廣泛實施減省成本措施。自五月底非典型肺炎受到控制及有關的旅遊限制獲得解除後，客運量相對而言已迅速回升，惟廣泛提供折扣及特別推廣優惠導致收益率下降。

非典型肺炎對集團旗下的非航空部門造成較少影響，但酒店業務及直接受本地零售消費意欲影響的業務（即香港太古可口可樂及太古資源）在四月及五月溢利率顯著下降。

業績評述

地產部門繼續受寫字樓租務市場疲弱所影響，出租率和租金均遠低於前期。然而，由於非典型肺炎過後區內旅遊業復甦，有助零售業銷量順利回升，零售物業組合仍獲全數承租。全期內，雖然普通住宅市場銷量已開始回升，但香港住宅物業銷情普遍仍然疲弱。此業績亦反映雅賓利單位售出數目較去年少。美國物業銷售情況穩定。

航空部門錄得應佔虧損港幣四億八千六百萬元（二零零二年上半年錄得溢利港幣七億七千九百萬元）。出現如此虧損，反映客運量於非典型肺炎爆發期間驟降及收益率持續受壓。貨運量維持強勁。

飲料、海洋服務與貿易及實業各部門共同為太古公司帶來應佔溢利港幣五億零四百萬元，略高於二零零二年上半年的總額港幣四億九千七百萬元。現代貨箱碼頭、蛇口集裝箱碼頭及太古可口可樂於中國內地業務的溢利增長，抵銷了太古汽車及太古可口可樂於香港和台灣業務的營業溢利下降。

財務

本集團的財務狀況保持穩健，資本淨負債比率為18%，而截至二零零三年六月三十日止，未動用的已承擔信貸為港幣四十一億零九百萬元。上半年利息倍數為8.83倍。另於七月安排一項港幣二十三億元的已承擔信貸。

太古城

終審法院於二零零三年七月七日拒絕太古地產申請法庭許可，就太古城仲裁判決基於一項法律觀點提出上訴。集團在過去數年就此所作的撥備港幣四十五億元，仍為董事局對集團現金風險的最佳評估。然而，應付補地價及任何利息的數額和會計處理方法仍未確定。

展望

對香港寫字樓樓面需求仍然疲弱，隨著更多新樓盤供應推出市場，相信租金水平及出租率均會仍然受壓。儘管零售物業組合獲全數承租，但預料整體租金收入淨額將略低於二零零二年的水平。由於需求轉趨殷切和持續，市場已初步出現價格回穩的跡象，展望住宅物業的銷量應有一些改善。

航空業務繼續受惠於客運旅遊需求的回升，雖然收益率並不理想，但在下半年應可恢復盈利能力。

展望其他部門前景仍然良好。

整體而言，觀乎非典型肺炎過後現時所見的復甦進程，預期二零零三年下半年集團業績將遠較上半年為佳。然而，預期全年業績將遠低於去年。

主席
何禮泰
香港，二零零三年八月七日

財務撮要



	附註	截至六月三十日止六個月		截至十二月三十一日止年度
		二零零三年 港幣百萬元	二零零二年 港幣百萬元 (重新列值)	二零零二年 港幣百萬元 (重新列值)
營業總額		**7,240**	7,406	15,215
營業溢利		**1,960**	2,311	4,345
股東應佔溢利		**1,187**	2,716	5,360
融資前現金流入淨額		**2,306**	3,827	5,140
股東資金及少數股東權益		**73,312**	78,031	73,896
綜合借款淨額		**13,505**	14,188	14,188
		港仙	港仙	港仙
每股盈利：	1			
'A'股		**77.5**	175.0	346.4
'B' 股		**15.5**	35.0	69.3
		港仙	港仙	港仙
每股股息：				
'A'股		**32.0**	40.0	130.0
'B'股		**6.4**	8.0	26.0
		港元	港元	港元
每股股東資金：				
'A'股		**44.71**	47.24	45.03
'B'股		**8.94**	9.45	9.01
資本淨負債比率 — 百份率	2	**18**	18	19
利息倍數	3	**8.83**	7.83	7.94
現金利息倍數	4	**4.88**	5.26	5.03
股息倍數	5	**2.42**	4.39	2.69

附註：

1. *每股盈利乃以期內已發行股數之加權平均數除股東應佔溢利。*
2. *資本淨負債比率為借款淨額對股東資金及少數股東權益之比例。*
3. *利息倍數乃以財務支出淨額除營業溢利。*
4. *現金利息倍數乃以財務支出淨額及資本化利息除營業溢利。*
5. *股息倍數乃本期已派及建議派發之股息總額除股東應佔溢利。*



註冊辦事處

太古股份有限公司
香港金鐘道八十八號
太古廣場二座三十五字樓

股份登記處

香港中央證券登記有限公司
香港皇后大道東一八三號
合和中心十九字樓

網址：http://www.computershare.com.hk

股票托管處

The Bank of New York
ADR Division
101 Barclay Street
22nd Floor
New York, NY 10286
USA

網址：www.adrbny.com
電郵：ADR@bankofny.com

(美國境內免費電話)：1-888-BNY-ADRS (1-888-269-2377)
傳真：(212) 571-3050

股票代號	'A'	'B'
香港聯合交易所	19	87
ADR	SWRAY	SWRBY

'A'股與'B'股股東除有同等之投票權外，其他權益比例為五比一。

投資者關係

電郵：corporateaffairs@swirepacific.com

公共事務

電郵：publicaffairs@swirepacific.com
電話：(852) 2840-8098
傳真：(852) 2526-9365
網址：http://www.swirepacific.com

主要往來銀行

香港上海滙豐銀行有限公司

目錄

設計：Format Limited www.format.com.hk
本中期報告採用再造紙印刷

太古公司

二零零三年

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